
FOREST

ANNUAL REPORT
2013



Forest Laboratories, Inc.

ANNUAL REPORT 2013





The essential core of a pharmaceutical company is its products. The rest of the company is the mechanics that deliver the products to patients. Both are indispensable and I believe Forest excels in both.

At the present time, in fact, Forest has a plethora of products, most only recently approved. We have never had so many products to launch and market at virtually the same time, a blessing that brings with it extraordinary demands on our marketing ingenuity and our salesforces' performance. The availability of so many products was the result of our business development group – truly one of the most outstanding in our industry – and our extraordinary scientists, who conducted the clinical studies, prepared the NDAs and obtained the FDA approvals, mostly at the first review cycle.

The following is a list of the products we are currently promoting or expect shortly to be promoting, the dates when each obtained FDA approval, and their respective indications:

Brand Name	Clinical Name	MOA	Indication	Approval Date
Namenda	memantine	NMDA antagonist	Moderate to severe dementia of Alzheimer's type	October 2003
Bystolic	nebivolol	Selective, vasodilating beta blocker	Treatment of Hypertension	December 2007
Savella	milnacipran	SNRI	Management of Fibromyalgia	January 2009
Namenda XR	memantine	NMDA antagonist	Moderate to severe dementia of Alzheimer's type	June 2010
Teflaro	ceftaroline	Broad spectrum cephalosporin antibiotic	Community-Acquired Bacterial Pneumonia (CABP) & Acute Bacterial Skin and Skin Structure Infections (ABSSSI)	October 2010
Viibryd	vilazodone	Novel SSRI and 5-HT_{1A} partial agonist	Treatment of Major Depressive Disorder (MDD)	January 2011
Daliresp	roflumilast	Selective PDE4 inhibitor	Treatment to reduce the risk of exacerbations associated with severe COPD	February 2011
Tudorza	aclidinium	Long-acting bronchodilator (anticholinergic)	Maintenance treatment of bronchospasm associated with COPD	July 2012
Linzess	linaclotide	Guanylate cyclase-C agonist	Irritable Bowel Syndrome with Constipation (IBS-C) and Chronic Idiopathic Constipation (CIC)	August 2012
TBD	levomilnacipran	SNRI	Treatment of Major Depressive Disorder (MDD)*	July 2013 (estimate)
TBD	cariprazine	D3/D2 partial agonist	Treatment of schizophrenia and bipolar mania*	November 2013 (estimate)

** Pending approval*

The virtually simultaneous timing of the approvals was not part of a deliberate strategy. We might have preferred wider spacing. But the vagaries of conducting clinical studies and obtaining regulatory approvals make it difficult to arrange for the most convenient schedule. Needless to say, having a full plate at the moment has not at all deterred our exploring additional business opportunities.

We operate under a specific, deliberate business plan which we think at the present time is the best way to increase shareholder value. We do not do discovery research, although we may be creeping towards participating in it as the developed compounds that we have traditionally pursued are also being pursued more competitively by Big Pharma companies.

Since we do not do basic research, meaning we do not create new molecules, we look for molecules created and tested to some degree by others. And then we do the heavy lifting that results in products approved for marketing. And then we market them superbly. The reason for our success is that we start with a sensible strategy for a company our size, and execute it with a formidable work ethic that is ubiquitous among our employees.

I met a man from China recently and I commented on their extraordinary economic achievements. And he said "Do you know why?" He paused and then said "Hard work – that's how virtuosos become virtuosos. That's the whole story."

There are recent reports by independent research organizations comparing pharmaceutical sales force performance and covering virtually all pharmaceutical companies in the United States ranks. Forest is number one in "calls per day", almost twice as many calls as some of the largest pharmaceutical companies – only achievable by our salesforces working harder and longer. It is not only our salesforces that work so hard; we are repeatedly told by companies whose products we are evaluating that we have by far the most thorough "due diligence" of any company reviewing their product.

And why is that? Ultimately the answer is the company culture, which originates with senior managers of the company – management that does not necessarily run all over the country igniting fires with ferocious attention to details that do not ultimately matter, but management with clearly elucidated objectives and intense relevant detailed execution. Management that hires and trains the right people to preach and practice and enjoy hard work because they have the creativity and leadership and recognition which are fulfilled by the results of their efforts. And they in turn will hire people who function in a similar manner, who will in turn do likewise, and so on. Admittedly we certainly do not achieve that ideal all the time, but we do have a superior score.

Once we have obtained approval for a compound, we pursue a skillfully devised plan to detail to selected physicians in defined prescribing categories, which we believe is the most effective way to market our products. It is not an easy or riskless strategy, but well designed and executed it has been sucessful for us and we believe it will continue to be successful.

However, having our own individual business plan does not exempt us from industry challenges. There are industry developments that will, of course, affect us.

It has become apparent in recent years that fewer breakthrough drugs are being developed. There are certainly many needs that are waiting for more effective medical intervention, like cancer and Alzheimer's to name just a few. Science will assuredly find useful treatments, but they are still waiting to be born and they are apparently more difficult to discover. The human body is still a great mystery; it still withholds its secrets. In fact, the bizarre idea that



the human body will ever fully understand itself and be completely managed from outside itself by itself, sounds like science fiction.

As the larger pharmaceutical companies find that their own discovery efforts are progressing more slowly, they are seeking other product sources and have lowered their individual product sales expectations. In other words, they are exploring opportunities in the territory in which we have often obtained our products. And so we run into more competition with weightier pocketbooks. Nevertheless, our access to product opportunities still progresses. We still find that we can comfortably deal with more players at the table.

The earliest of our latest nine products is Bystolic, which was launched in the United States in January 2008. It will achieve sales in excess of five hundred million dollars this year and it is still growing. And during this fiscal year we plan to submit the NDA for a combination of Bystolic and Valsartan which we hope will be approved and provide significant additional sales.

And what is Bystolic – a beta blocker launched into a market of seventeen generic beta blockers. What madness acquired and launched such a product? The wisdom to see that it was designed in Dr. Paul Janssen's laboratory in Belgium, a subsidiary of J&J, as a beta blocker that is cardioselective while possessing other properties such as vasodilation, and this results in effective blood pressure reductions with a low incidence of side effects. Bystolic was developed and orphaned by J&J and abandoned by Mylan, but pursued by Forest with prescience and persistence. A business school course could be built around Bystolic's Cinderella story.

Another pervasive problem is the enormous pressure on the pricing of pharmaceutical products. It will be most unfortunate if lengthy, difficult and risky research is discouraged because obtainable pricing makes the research financially pointless. Even the government is cutting its support of research.

The result of the regulatory and pricing pressures on pharmaceutical companies and the increased difficulty of achieving blockbuster-size products and perhaps, above all, the simple fact that a new pharmaceutical product that is merely likely to be better for many patients, or that may have fewer side effects, or is effective a little sooner, etc., etc., means it may not even achieve approval in Europe and for the moment, may be available in the United States, but may not even obtain significant use, even if approved, because cheaper products like generics are available. The lust for only significant breakthrough products and for acceptance of inferior products is a growing newer imperative in the United States. That is the result of pricing pressure from managed care and from the government, the biggest purchaser of drugs. It already dominates hospital purchasing, for example in anti-infectives, which has discouraged new anti-infective development. If the beneficial differences are not significant enough, even though real and desirable, the product is likely to be less successful and perhaps not worth developing in the first place. That puts a burden on research at a time when the easier discoveries have been completed and when the more difficult ones are more uncommon. And smaller companies that do not do discovery research therefore have a greater challenge. That means that we, like most other pharmaceutical companies, are likely to be marketing more products with lower sales as we all search for larger products.

We believe we are well situated to meet these new challenges. We start with recognizing the landscape and with the necessary skills to meet the new challenges which is exactly what we are doing. The fact is that we have constantly upgraded throughout our history.

As always, I must finish with a salute to our employees

whose wisdom and hard work in the company are what first produces and then so successfully markets our products. If I could, I would like to spread myself all over to congratulate and praise so many people – so many products acquired and approved, so many launches, all conceived and executed with professional skill honed over years and, I expect, a prelude to our future. I believe the engine will keep performing even in perhaps more stirring times in the future.

And our deepest gratitude to our shareholders who understand what we are doing – filling the great void left by Lexapro's loss with a group of promising products unfolding before our eyes while we carefully accumulate the next generation of products. I trust their support will help us continue our performance.

There is one personal matter that we recently announced, which is that I will be retiring at the end of this calendar year as President and Chief Executive Officer of Forest. I will continue as Chairman of the Board and, after that, as a director and advisor to the company for a period of three years.

Forest has been a lifetime of effort that I fell into almost inadvertently. I hope it has been useful for patients; I hope it has been rewarding for employees. But for me it has been a lifetime blessing, rich in intellectual and personality challenges, and in the many personal relationships that have so enriched my life and afforded me so much joy and pleasure.

Several decades ago a very famous and adored soprano announced after completing a recital that she was retiring and would no longer sing in public. Many people in the audience begged her to continue her career, and she gently replied "I want to retire when you are saying, why is she, not why isn't she". She felt, and rightly so, that she had given her life to her career, that she was still at her peak, and stepping back at that moment was correct for her and her audience. I tell that true story because her response so accurately reflects my feelings in making my decision.

Howard Solomon
Chairman, Chief Executive Officer & President



Financial Review



Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Forest Laboratories, Inc., (herein referred to as "the Company," "we" or "our") is a pharmaceutical company that develops, manufactures, and sells branded forms of ethical drug products, most of which require a physician's prescription. Our primary and most important products in the United States (U.S.) are marketed directly, or "detailed," to physicians by our salesforces. We emphasize detailing to physicians those branded ethical drugs which we believe have the most benefit to patients and potential for growth. We also focus on the development and introduction of new products, including products developed in collaboration with our licensing partners. Our products include those developed by us, those developed in conjunction with our partners and those acquired from other pharmaceutical companies and integrated into our marketing and distribution systems.

The following transactions and key events occurred during fiscal 2013 as discussed in further detail in the Results of Operations section of Management's Discussion and Analysis:

- In July 2012, we and our partner Almirall, S.A. (Almirall) received U.S. Food and Drug Administration (FDA) approval for Tudorza™ Pressair™ (aclidinium bromide inhalation powder), a long-acting antimuscarinic agent, for the long-term maintenance treatment of bronchospasm associated with chronic obstructive pulmonary disease (COPD). Tudorza was launched in December 2012 and achieved sales of $23.0 million in fiscal 2013.

- In August 2012, we and our partner Ironwood Pharmaceuticals, Inc. (Ironwood) received FDA approval for Linzess™ (linaclotide) as a once-daily treatment for adult men and women suffering from irritable bowel syndrome with constipation (IBS-C) or chronic idiopathic constipation (CIC). During the third quarter of fiscal 2013, we launched Linzess and recorded sales of $23.7 million in fiscal 2013.

- In September 2012, we filed a New Drug Application (NDA) with the FDA for levomilnacipran, a serotonin norepinephrine reuptake inhibitor (SNRI) for the treatment of Major Depressive Disorder (MDD) in adults. The Prescription Drug User Fee Act (PDUFA) target action date is expected to occur during the third calendar quarter of 2013.

- In November 2012, we filed an NDA with the FDA for cariprazine, for the treatment of schizophrenia and acute mania associated with bipolar depression. The PDUFA target action date is expected to occur during the fourth calendar quarter of 2013.

- Also in November 2012, we entered into an agreement with Adamas Pharmaceuticals, Inc. (Adamas) for the development and commercialization of a fixed dose combination (FDC) of Namenda XR and donepezil HCl.

- In October 2012, we entered into an agreement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The agreement includes an exclusive license from Forest to moksha8 to commercialize Viibryd and potentially other Forest products, in Latin America. We will provide financing in several tranches over a two-year period, conditioned upon moksha8 achieving certain business goals. At the end of this two-year period, we will have the option to acquire moksha8 at a fixed price and the moksha8 shareholders will have the ability to put to us all the interests of moksha8 at a fixed price, subject to the achievement of certain performance criteria.



Financial Highlights

The following table is a summary of our financial highlights:

	Year Ended March 31,		
(In thousands, except per share data)	2013	2012	2011
Total revenue	$3,126,125	$4,586,044	$4,419,700
Research and development	963,594	796,932	715,872
Total expenses	3,170,983	3,348,356	3,081,964
Net income (loss)	$ (32,103)	$ 979,058	$1,046,770
Net income (loss) per share:			
Diluted	$ (0.12)	$ 3.57	$ 3.59

- Total revenue: The expiration of market exclusivity for Lexapro® significantly impacted total revenue in fiscal 2013, with Lexapro sales declining $1.9 billion from fiscal 2012. This decline was partially offset by increases in sales of our next generation products (Bystolic®, Linzess, Tudorza, Viibryd®, Daliresp®, Savella®, and Teflaro®) of $330.1 million for the fiscal year ended March 31, 2013.

- Research and development (R&D): R&D expense increased 20.9% to $963.6 million in fiscal 2013 from $796.9 million in fiscal 2012. R&D expense for fiscal 2013 included upfront licensing agreement payments of $71.0 million and milestone payments of $61.5 million. R&D expense for fiscal 2012 included upfront payments of $40 million and $59.6 million in development milestone expenses. Excluding milestones and upfront payments, R&D expense increased $133.8 million and was related to expenses for clinical trials.

- Income tax benefit: The income tax benefit of $12.8 million for fiscal 2013 primarily reflects the impact of the reinstatement of the R&D tax credit.

Business Enviornment

The pharmaceutical industry is highly competitive and subject to numerous government regulations. There is competition as to the sale of products, research for new or improved products and the development and application of competitive drug formulation and delivery technologies. There are many pharmaceutical companies in the U.S. and abroad engaged in the manufacture and sale of both proprietary and generic drugs of the kind which we sell, many of which have substantially greater financial resources than we do.

We also face competition for the acquisition or licensing of new product opportunities from other companies. In addition, the marketing of pharmaceutical products is increasingly affected by the growing role of managed care organizations in the provision of health services.

Another competitive challenge we face is from generic pharmaceutical manufacturers. Upon the expiration or loss of patent protection for a product, we may lose a major portion of sales of such product in a very short period. Generic pharmaceutical manufacturers also challenge product patents before their expiry.

We are also subject to government regulation which substantially increases the difficulty and cost incurred in obtaining the approval to market newly proposed drug products and maintaining the approval to market existing drugs.

Results of Operations

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Revenue

Net sales decreased $1.5 billion or 33.9% to $2.9 billion in fiscal 2013 primarily driven by a decline in Lexapro sales, partially offset by the increases in sales of our key marketed products which include Namenda®, Bystolic, Linzess, Tudorza, Viibryd, Daliresp, Savella, and Teflaro. The decrease in Lexapro sales is due to the expiration of its market exclusivity in March 2012. Excluding Lexapro sales, net sales increased $448.1 million or 19.8% for fiscal 2013 compared to fiscal 2012. The following table and commentary presents net sales of our key products compared to the prior year:

	Year Ended March 31,			
(In thousands)	2013	2012	Change	% Change
Key Marketed Products				
Namenda	$1,520,640	$1,390,307	$ 130,333	9.4 %
Bystolic	455,092	347,772	107,320	30.9
Viibryd	162,511	56,507	106,004	187.6
Savella	104,587	102,812	1,775	1.7
Daliresp	77,924	31,203	46,721	149.7
Teflaro	44,010	22,449	21,561	96.0
Linzess	23,728	--	23,728	--
Tudorza	22,996	--	22,996	--
Lexapro	194,939	2,130,624	(1,935,685)	-90.9
Other Products	298,509	310,874	(12,365)	-4.0
Total	$2,904,936	$4,392,548	$(1,487,612)	-33.9 %

Sales of Namenda (memantine HCl), our N-methyl-D-aspartate receptor antagonist for the treatment of moderate to severe dementia of the Alzheimer's type increased $130.3 million or 9.4% to $1.5 billion in fiscal 2013 as compared to $1.4 billion in fiscal 2012. This increase was primarily driven by price increases. During fiscal 2013, Namenda experienced a decline in volume driven by changes in prescribing behavior in the long-term care setting. Namenda's patent expires in April 2015 and settlement agreements with multiple parties allow generic entry in January 2015.

Bystolic (nebivolol HCl), our beta blocker indicated for the treatment of hypertension, grew 30.9%, an increase of $107.3 million to $455.1 million in fiscal 2013 as compared to $347.8 million in fiscal 2012 due to increased sales volume and pricing.

In December 2012, we launched our two newest products, Linzess and Tudorza:

Linzess, our guanylate cyclase-C agonist for the treatment of IBS-C and CIC in adults recorded sales of $23.7 million in fiscal 2013.

Tudorza, a long-acting antimuscarinic agent indicated for the long-term maintenance treatment of bronchospasm associated with COPD, recorded sales of $23.0 million in fiscal 2013.

Sales of Viibryd (vilazodone HCl), our selective serotonin reuptake inhibitor (SSRI) and a 5-HT_{1A} receptor partial agonist for the treatment of adults with MDD totaled $162.5 million in fiscal 2013 and $56.5 million in fiscal 2012. The increase year over year was driven primarily by increased volume.

Daliresp (roflumilast), our selective phosphodiesterase 4 (PDE4) enzyme inhibitor indicated to reduce risk of exacerbations in patients with severe COPD associated with chronic bronchitis and a history of exacerbations, achieved sales of $77.9 million in fiscal 2013 and $31.2 million in fiscal 2012. The increase year over year was driven by increased volume.

Teflaro (ceftaroline fosamil), a broad-spectrum hospital-based injectable cephalosporin antibiotic for the treatment of adults with community-acquired bacterial pneumonia and with acute skin and skin structure infections achieved sales of $44.0 million and $22.4 million in fiscal 2013 and 2012, respectively. The increase year over year was due to increased sales volume.

Sales of Lexapro (escitalopram oxalate), our SSRI for the initial and maintenance treatment of MDD in adults and adolescents and generalized anxiety disorder in adults, were $194.9 million in fiscal 2013, a decrease of $1.9 billion from fiscal 2012. Lexapro's patent expired in March 2012 and Lexapro has since faced generic competition, which has significantly eroded sales.

Contract revenue for fiscal 2013 increased to $189.1 million compared to $155.2 million in fiscal 2012. The increase was driven by income from the distribution agreement with Mylan, Inc. (Mylan) pursuant to which Mylan is authorized to sell a generic version of Lexapro and we receive a portion of profits on those sales. In mid-September 2012, the 180 day Hatch-Waxman period for Lexapro for the first filing generic manufacturer ended, opening the way for full generic competition.



Expenses

(In thousands)	Year Ended March 31, 2013	2012	Change	% Change
Cost of sales	$ 649,083	$ 998,087	$ (349,004)	-35.0 %
Selling, general and administrative	1,558,306	1,553,337	4,969	0.3
Research and development	963,594	796,932	166,662	20.9
Total	$3,170,983	$3,348,356	$ (177,373)	-5.3 %

Cost of sales decreased $349.0 million or 35.0% due to lower net sales. Cost of sales as a percentage of net sales was 22.3% in fiscal 2013, as compared to 22.7% in fiscal 2012. Cost of sales includes royalties related to our products. In the case of our principal products subject to royalties, which includes Namenda, these royalties are in the range of 15% to 25%.

Selling, general and administrative (SG&A) expense increased 0.3% to $1,558 million in fiscal 2013 from $1,553 million in fiscal 2012. Fiscal 2013 and 2012 spending reflects the resources and activities required to support our currently marketed products including products launched in fiscal 2012: Teflaro, Viibryd, and Daliresp. The fiscal 2013 increase was driven by the launches of our newest products Linzess and Tudorza.

R&D expense increased 20.9% to $963.6 million in fiscal 2013 from $796.9 million in fiscal 2012. R&D expense comprises third party development costs, internal and other development costs and milestone and upfront charges. For the years ended March 31, 2013 and 2012, R&D expense by category was as follows:

(In thousands)

Category	2013	2012
Third party development costs	$472,383	$373,082
Internal and other development costs	358,741	324,266
Milestone and upfront payments	132,470	99,584
Total research and development expense	$963,594	$796,932

Third party development costs are incurred for clinical trials performed by third parties on our behalf with respect to products in various stages of development. In fiscal 2013, these costs were largely related to clinical trials for nebivolol/valsartan, aclidinium/formoterol, vilazodone, memantine, and ceftazidime/avibactam. Internal and other development costs are primarily associated with activities performed by internal research personnel.

Milestone and upfront charges are incurred upon consummation of new licensing agreements and achievement of certain development milestones. Fiscal 2013 included upfront licensing agreement payments of $71.0 million and milestone payments of $61.5 million. During the third quarter of fiscal 2013, we made an upfront payment of $65.0 million to Adamas for the development and commercialization of an FDC of Namenda XR™ (memantine HCl extended release) and donepezil HCl which will be a daily therapy for the treatment of moderate to severe dementia of the Alzheimer's type and $61.5 million in development milestone expenses. Fiscal 2012 included $40.0 million in upfront payments and $59.6 million in development milestone expenses.

R&D expense reflects the following:

- In December 2008, we entered into an agreement with Pierre Fabre Médicament to develop and commercialize levomilnacipran in the U.S. and Canada. Levomilnacipran is a proprietary selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression. In April 2012, we reported positive results from the third Phase III randomized, double-blind, placebo-controlled, fixed-dose clinical trial evaluating the efficacy, safety and tolerability of levomilnacipran compared to placebo in adult patients with MDD. Treatment with levomilnacipran significantly reduced depression symptoms in patients with MDD compared to placebo, as measured by Montgomery-Asberg Depression Rating Scale-Clinician Rated (MADRS-CR). Based on the overall success of the development program, the Company and Pierre Fabre Médicament filed an NDA for levomilnacipran with the FDA in September 2012 and the PDUFA target action date is expected to occur during the third calendar quarter of 2013.

- In November 2004, we entered into an agreement with Gedeon Richter Ltd. (Richter) for the North American rights to cariprazine, an oral D3/D2 partial agonist, and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, acute mania associated with bipolar depression, bipolar depression and as an adjunct treatment for MDD. In October 2011 and February 2012, we reported preliminary top-line results from two Phase III studies of cariprazine in patients with acute mania associated with bipolar disorder. The data from both studies showed that cariprazine-treated patients with acute manic episodes experienced significant symptom improvement compared to placebo-treated patients. In February, we also reported the results of two Phase III studies of cariprazine in patients with schizophrenia showing that cariprazine-treated patients with schizophrenia experienced significant symptom improvement compared to placebo-treated patients. In November 2012, we filed an NDA for cariprazine for those two indications and the PDUFA target action date is expected to occur during the fourth calendar quarter of 2013. Cariprazine is in Phase II development for bipolar depression and as an adjunct treatment for MDD. We expect to report the top-line results of these Phase II studies near the end of calendar 2013 and mid-2014.

- We licensed the exclusive U.S. marketing rights to Tudorza from Almirall, a pharmaceutical company headquartered in Barcelona, Spain. Pursuant to our agreement, Almirall has also granted us certain rights of first negotiation for other Almirall respiratory products involving combinations with aclidinium (aclidinium bromide). Pursuant to such rights, we commenced the development of an FDC of aclidinium and the long acting beta-agonist, formoterol, for the treatment of COPD. In the second quarter of calendar year 2013, we announced positive top-line Phase III clinical trial results from two studies of two dosage forms of this FDC; a 400/6mcg FDC and 400/12mcg FDC. Both doses of the FDC were well tolerated in the studies and we anticipate filing an NDA in the fourth quarter of calendar year 2013.

- A Phase III clinical trial is underway to study an FDC of Bystolic (nebivolol), our proprietary beta blocker launched in January 2008, and the market's leading angiotensin II receptor blocker valsartan for the treatment of patients with hypertension. In January 2012, we began a multicenter, randomized, double-blind, placebo-controlled study of approximately 3,700 patients to evaluate the safety and efficacy of Bystolic and valsartan in patients with stage 1 or 2 essential hypertension. We expect to report preliminary top-line data from the study in the second quarter of calendar 2013.

- In November 2012, we entered into an agreement with Adamas for the development and commercialization of an FDC of Namenda XR (memantine HCl extended release) and donepezil HCl which will be a once a day daily therapy for the treatment of moderate to severe dementia of the Alzheimer's type. Based on the development plan agreed to by Adamas and the FDA, the FDC is expected to launch in calendar year 2015 contingent upon FDA approval.

- In December 2009, we entered into an agreement with AstraZeneca AB (AstraZeneca) to acquire additional rights to avibactam including co-development and exclusive commercialization rights in the U.S. and Canada to products containing avibactam including the ceftazidime/avibactam combination. Avibactam is a novel broad-spectrum beta-lactamase inhibitor designed to be co-administered intravenously with select antibiotics to enhance their spectrum of activity by overcoming beta-lactamase-related antibacterial resistance. Avibactam is currently being developed in combination with ceftazidime, a cephalosporin antibiotic. Data from two Phase II trials for ceftazidime/avibactam in patients with complicated intra-abdominal infections (cIAI) and complicated urinary tract infections (cUTI) demonstrated that ceftazidime/avibactam achieved high clinical cure rates and was well tolerated in patients with cIAI and cUTI. Based on the results of these studies, we and AstraZeneca initiated Phase III studies for ceftazidime/avibactam in patients with cIAI in December 2011 and in patients with cUTI in July 2012, which are currently ongoing.

- In June 2012, we entered into an agreement with Nabriva Therapeutics (Nabriva) for the development of Nabriva's novel antibacterial agent, BC-3781. BC-3781 belongs to a novel class of antibiotics, the pleuromutilins. It exhibits microbiological activity against a wide range of Gram-positive pathogens including MRSA and penicillin-resistant Streptococcus pneumoniae as well as certain Gram-negative organisms, often implicated in respiratory infections. Based on its profile, BC-3781 may have utility in the treatment of both acute bacterial skin and skin structure infections and community acquired bacterial pneumonia, among other conditions. In 2011, Nabriva announced positive results from a Phase IIb study in 207 patients with bacterial skin and skin structure infections.

- In December 2010, we entered into a license agreement with Grünenthal GmbH (Grünenthal) for the co-development and commercialization of GRT 6005 (cebranopadol) and its follow-on compound GRT 6006, both being small molecule analgesic compounds in development for the treatment of moderate to severe chronic pain conditions. Cebranopadol and GRT 6006 are novel first-in-class compounds with unique pharmacological and pharmacokinetic profiles that may enhance their effect in certain pain conditions. The unique mode of action of these compounds builds on the ORL-1 receptor and, supported by the established mu opioid receptor, is believed to be particularly suitable for the treatment of moderate to severe chronic pain. Cebranopadol has successfully completed initial proof-of-concept studies in nociceptive and neuropathic pain with further Phase II studies planned prior to initiation of Phase III studies.

We also continue to support the development of the mGLuR1/5 compounds, which involve a series of novel compounds that target group 1 metabotropic glutamate receptors. Many of our agreements require us to participate in joint activities and committees, the purpose of which is to make decisions along with our partners in the development of products. In addition, we have entered into several arrangements to conduct pre-clinical drug discovery.



From time to time, the Company performs a review of all developmental projects and re-evaluates our development priorities based on the regulatory and commercial prospects of the products in development. The Company considers the commercial potential of the products as well as the development and commercialization costs necessary to achieve approval and successful launch. In certain situations we may discontinue a development program based on this review.

Our effective tax rate increased to 28.4% in fiscal 2013 as compared to 20.9% in fiscal 2012. The effective tax rate for fiscal 2013 was higher compared to fiscal 2012 due primarily to reinstatement of the U.S. Research and Development Tax Credit as of January 2, 2013 (retroactive to January 1, 2012) and a change in the mix of earnings by jurisdiction partially offset by the Adamas license agreement and various other tax matters. Effective tax rates can be affected by ongoing tax audits. See Note 14 to the Consolidated Financial Statements.



Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Revenue

Net sales increased $179.4 million or 4.3% to $4.4 billion in fiscal 2012 from $4.2 billion in fiscal 2011 primarily due to strong sales of our key marketed products. The following table and commentary presents net sales of our key products for fiscal 2012 compared to fiscal 2011:

	Year Ended March 31,			
(In thousands)	**2012**	**2011**	**Change**	**% Change**
Key Marketed Products				
Lexapro	$2,130,624	$2,315,879	$ (185,255)	-8.0 %
Namenda	1,390,307	1,266,753	123,554	9.8
Bystolic	347,772	264,322	83,450	31.6
Savella	102,812	90,238	12,574	13.9
Viibryd	56,507	--	56,507	--
Daliresp	31,203	--	31,203	--
Teflaro	22,449	2,716	19,733	726.5
Other Products	310,874	273,218	37,656	13.8
Total	$4,392,548	$4,213,126	$ 179,422	4.3 %

Sales of Lexapro were $2.1 billion in fiscal 2012, a decrease of $185.3 million from fiscal 2011, of which $429.7 million was due to volume decreases offset by price increases of $244.4 million. Lexapro faced generic competition in March 2012, which has significantly eroded sales.

Sales of Namenda grew 9.8%, an increase of $123.6 million to $1.4 billion in fiscal 2012 as compared with fiscal 2011, of which $102.2 million was due to price increases and $21.4 million was due to volume increases.

Bystolic grew 31.6%, an increase of $83.5 million to $347.8 million in fiscal 2012 over the $264.3 million in fiscal year 2011 primarily due to increased sales volume.

Sales of Savella grew 13.9% to achieve sales of $102.8 million in fiscal 2012 as compared to $90.2 million in fiscal 2011. The increase of $12.6 million in 2012 as compared to the same period in 2011 was comprised of $8.8 million of volume increases and $3.8 million of price increases.

Teflaro was launched in March 2011, and achieved sales of $22.4 million and $2.7 million in fiscal 2012 and 2011 respectively. The increase year over year was due to increased sales volume.

Daliresp and Viibryd became available to patients during the June 2011 quarter and were formally launched in August 2011. These products generated sales of $31.2 million and $56.5 million, respectively, for the year ended March 31, 2012.

Contract revenue for fiscal year 2012 decreased to $155.2 million compared to $165.4 million in fiscal year 2011, primarily due to a gradually reducing residual royalty rate from Daiichi Sankyo, Inc. for Benicar®, slightly offset



by income from our authorized generic sales of Lexapro.

Expenses

(In thousands)	Year Ended March 31, 2012	2011	Change	% Change
Cost of sales	$ 998,087	$ 963,981	$ 34,106	3.5 %
Selling, general and administrative	1,553,337	1,402,111	151,226	10.8
Research and development	796,932	715,872	81,060	11.3
Total	$3,348,356	$3,081,964	$266,392	8.6 %

In fiscal 2012, cost of sales increased $34.1 million or 3.5% over fiscal 2011 due to higher net sales. Cost of sales as a percentage of net sales was 22.7% in fiscal 2012 as compared with 22.9% in fiscal 2011. Cost of sales includes royalties related to our products. In the case of our principal products subject to royalties, which included Namenda, these royalties were in the range of 15% to 25%.

SG&A expense increased 10.8% to $1.6 billion in fiscal 2012 from $1.4 billion in fiscal 2011. Fiscal 2011 included a charge of $148.4 million related to the settlement with the DOJ. Excluding this one-time charge, SG&A expense increased 23.9% in fiscal 2012 primarily due to launch costs for Teflaro, Daliresp and Viibryd.

R&D expense increased 11.3% to $796.9 million in fiscal 2012 from $715.9 million in fiscal 2011. Research and development expense comprises third party development costs, internal and other development costs and milestone and upfront charges. For the years ended March 31, 2012 and 2011, research and development expense by category was as follows:

(In thousands)

Category	2012	2011
Third party development costs	$373,082	$293,566
Internal and other development costs	324,266	278,962
Milestone and upfront payments	99,584	143,344
Total research and development expense	$796,932	$715,872

Third party development costs are incurred for clinical trials performed by third parties on our behalf with respect to products in various stages of development. In fiscal 2012, these costs were largely related to clinical trials for cariprazine, aclidinium, nebivolol, and levomilnacipran. Internal and other development costs are primarily associated with activities performed by internal research personnel.

Milestone and upfront charges are incurred upon consummation of new licensing agreements and achievement of certain development milestones. Fiscal 2012 included $40 million of upfront payments and $59.6 million of development milestone expenses. Fiscal 2011 included total licensing payments of $116.1 million: $50 million to TransTech for the rights to TTP399 and $66.1 million to Grünenthal for the rights to GRT 6005 and GRT 6006 and development milestone expenses of $27.2 million.

Our effective tax rate decreased to 20.9% in fiscal 2012 as compared to 21.8% in fiscal 2011. The effective tax rate for fiscal 2012 was lower compared to fiscal 2011 due primarily to a higher proportion of earnings generated in lower taxed foreign jurisdictions as compared to the U.S. Effective tax rates can be affected by ongoing tax audits. See Note 14 to the Consolidated Financial Statements.

Inflation has not had a material effect on our operations for any periods presented.

Non-GAAP Financial Measures

Forest provides non-GAAP financial measures as alternative views of the Company's performance. These measures exclude certain items (including costs, expenses, gains/ (losses) and other specified items) due to their significant and/or unusual individual nature and the impact they have on the analysis of underlying business performance and trends. Management reviews these items individually and believes excluding these items provides information that enhances investors' understanding of the Company's financial performance. Non-GAAP financial measures should be considered in addition to, but not in lieu of, net income and EPS prepared in accordance with accounting principles generally accepted in the United States (GAAP). Non-GAAP financial measures have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, Non-GAAP adjusted income and its components (unlike GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies. Non-GAAP adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance. A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows:



Forest Laboratories, Inc. And Subsidiaries
Supplemental Financial Information

Forest Laboratories, Inc.
Specified Items
For the Twelve Months Ended March 31, 2013, 2012, and 2011

(In thousands)	Twelve Months Ended March 31, 2013	2012	2011
Amortization arising from business combinations and acquisitions of product rights	$ 37,965	$23,674	$ 4,582
Impact of specified items on Cost of goods sold	37,965	23,674	4,582
Amortization arising from business combinations and acquisitions of product rights	43,900	21,104	2,493
DOJ Settlement	--	--	148,410
Impact of specified items on Selling, general and administrative	43,900	21,104	150,903
Upfront payment to Adamas	65,000	--	--
Licensing payment to TransTech for glucose-lowering agents	--	--	50,000
Licensing payment to Grünenthal for oral small molecule analgesics	--	--	66,125
Licensing payment to Blue Ash for azimilide	--	40,000	--
Other licensing agreement payment	6,000	--	--
Impact of specified items on Research and development	71,000	40,000	116,125
Increase/ (decrease) to pre-tax income	152,865	84,778	271,610
Income tax impact of specified items	--	--	26,410
Increase/ (decrease) to net earnings	$152,865	$84,778	$245,200

Forest Laboratories, Inc.
Reconciliation of Certain GAAP Line Items to Non-GAAP Line Items
For the Twelve Months Ended March 31, 2013, 2012, and 2011

	Twelve Months Ended March 31, 2013		
(In thousands)	GAAP Reported	Specified Items	Non-GAAP Adjusted
Gross profit	$2,477,042	$ 37,965	$2,515,007
Selling, general and administrative	1,558,306	43,900	1,514,406
Research and development	963,594	71,000	892,594
Earnings (losses) before provision for taxes	(44,858)	152,865	108,007
Provision for taxes	(12,755)	--	(12,755)
Earnings (losses) after provision for taxes	$ (32,103)	$152,865	$ 120,762
Weighted average number of diluted shares outstanding:	266,807	--	266,807

	Twelve Months Ended March 31, 2012		
(In thousands)	GAAP Reported	Specified Items	Non-GAAP Adjusted
Gross profit	$3,587,957	$23,674	$3,611,631
Selling, general and administrative	1,553,337	21,104	1,532,233
Research and development	796,932	40,000	756,932
Earnings before provision for taxes	1,237,688	84,778	1,322,466
Provision for taxes	258,630	--	258,630
Earnings after provision for taxes	$ 979,058	$84,778	$1,063,836
Weighted average number of diluted shares outstanding:	274,016	--	274,016

(In thousands)	GAAP Reported	Specified Items	Non-GAAP Adjusted
	Twelve Months Ended March 31, 2011		
Gross profit	$3,455,719	$ 4,582	$3,460,301
Selling, general and administrative	1,402,111	150,903	1,251,208
Research and development	715,872	116,125	599,747
Earnings before provision for taxes	1,337,736	271,610	1,609,346
Provision for taxes	290,966	26,410	317,376
Earnings after provision for taxes	$1,046,770	$245,200	$1,291,970
Weighted average number of diluted shares outstanding:	291,175	--	291,175

Forest Laboratories, Inc.
Reconciliation of GAAP EPS to Non-GAAP EPS
For the Twelve Months Ended March 31, 2013, 2012, and 2011

	Twelve Months Ended March 31,		
(In thousands, except earnings per share)	**2013**	**2012**	**2011**
Reported Net income (loss):	$(32,103)	$ 979,058	$1,046,770
Specified items net of tax:			
Amortization arising from business combinations and acquisitions of product rights			
Recorded in Cost of sales	37,965	23,674	4,582
Recorded in Selling, general and administrative	43,900	21,104	2,493
DOJ Settlement	--	--	148,410
Upfront Licensing payments recorded in research and development	71,000	40,000	116,125
Impact of specified items on provision for income taxes	--	--	26,410
Adjusted Non-GAAP earnings:	$120,762	$1,063,836	$1,291,970
Reported Diluted earnings (losses) per share:	$ (0.12)	$ 3.57	$ 3.59
Specified items net of tax:			
Amortization arising from business combinations and acquisitions of product rights			
Recorded in Cost of sales	0.14	0.09	0.02
Recorded in Selling, general and administrative	0.16	0.08	0.01
DOJ Settlement	--	--	0.51
Upfront Licensing payments recorded in research and development	0.27	0.15	0.40
Impact of specified items on provision for income taxes	--	--	0.09
Rounding	--	(0.01)	--
Adjusted Non-GAAP earnings per share	$ 0.45	$ 3.88	$ 4.44

Financial Condition and Liquidity

The following is a discussion of financial condition and liquidity with respect to working capital:

	As of March 31,	
(In millions)	2013	2012
Working capital	$1,950	$2,686

Net current assets decreased by $736.3 million from March 31, 2012, driven by a decrease in cash of $643.8 million, a decrease in short-term marketable securities of $108.4 million, and an increase in accruals of $94.8 million; offset by an increase in inventory of $95.8 million. Cash decreased due to net purchases of marketable securities of $507.3 million, payment of milestones for the approval of Linzess and Tudorza Pressair of $85 million and $40 million, respectively, capital expenditures of $64.4 million, and funding provided to moksha8 and Nabriva of $108.1 million. These decreases were offset by cash generated from operating activities of $135.1 million. Cash, cash equivalents and investments collectively decreased by $126.1 million.

Of our total cash and cash equivalents and marketable securities position at March 31, 2013 and March 31, 2012, approximately 4% or $134.2 million and 17% or $547.1 million, respectively, were domiciled domestically with the remainder held by our international subsidiaries. Approximately $2.9 billion in fiscal 2013 and $2.6 billion in fiscal 2012 were held in low tax jurisdictions and are attributable to earnings that are expected to be indefinitely reinvested offshore. We invest funds in variable rate demand notes that have major bank liquidity agreements, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes. We continue to actively seek opportunities to further develop foreign operations through strategic alliances, business acquisitions, collaboration agreements, and other investing activities including working capital and capital expenditures. We expect cash generated by our U.S. operations, together with existing cash, cash equivalents, marketable securities, our $750 million revolving credit facility and access to capital markets to be sufficient to cover cash needs for our U.S. operations including common stock repurchases, strategic alliances and acquisitions, milestone payments, working capital and capital expenditures.

Net inventories increased $95.8 million from March 31, 2012 in order to support continued demand for our products, as well as the launch of Linzess and Tudorza in the third quarter of fiscal 2013. We believe that current inventory levels are adequate to support continued demand for our products. Accounts payable increased from March 31, 2012 due to normal operating activities. Accrued expenses and other liabilities increased from March 31, 2012 primarily due to increased timing differences as well as increased royalties associated with some of our newer products including Daliresp, Tudorza, and Viibryd.

Property, plant and equipment increased as we continued to invest in our technology and facilities.

On May 18, 2010, the Board of Directors authorized the 2010 Repurchase Program for up to 50 million shares of our common stock. Since the beginning of fiscal 2011, we have repurchased a cumulative total of $1.35 billion of our common stock utilizing accelerated share repurchase transactions (ASRs): a $500 million ASR entered into in June 2010, a $500 million ASR entered into in June 2011 and a $350 million ASR entered into in August

2011. As of March 31, 2013, through these ASR agreements, we have received a total of 41.3 million shares; 16.9 million during fiscal 2011 (5.7 million under the 2007 Repurchase Program and 11.2 million under the 2010 Repurchase Program), 21.5 million during fiscal 2012 (all under the 2010 Repurchase Program) and 2.9 million during fiscal 2013 (all under the 2010 Repurchase Program). As of May 22, 2013 we had the authority to repurchase an additional 14.4 million shares under the 2010 Repurchase Program.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase and other commitments as of March 31, 2013:

	Payments due by period				
(In thousands)	< 1 year	1-3 years	3-5 years	> 5 years	Total
Operating lease obligations	$ 43,836	$63,553	$39,247	$93,109	$239,745
Inventory purchase commitments and other	125,371	--	--	--	125,371
	$169,207	$63,553	$39,247	$93,109	$365,116

Potential future development milestone payments to third parties under our collaboration and license agreements of approximately $681 million were not included in the contractual obligations table as they are contingent on the achievement of certain specific research and development milestones (approximately $232 million) and regulatory approval (approximately $449 million) milestones. The specific timing of such development milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, we may be obligated to pay sales milestones contingent upon the achievement of specific sales levels. For commercially launched products the Company may be obligated to pay commercial milestones up to $290 million in the future.

Forest's income tax liabilities are not included in this table because we cannot be certain as to when they will become due. See Note 14 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At March 31, 2013, Forest had no off-balance sheet arrangements.



Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the notes to the Consolidated Financial Statements for additional policies.

Business Combinations
The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company's Consolidated Financial Statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our Consolidated Financial Statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Collaboration Arrangements
The Company accounts for collaboration arrangements in accordance with ASC 808 - "Collaborative Agreements" pursuant to which payments to and receipts from our collaboration partners are presented in our Consolidated Statements of Income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance.

Estimates and Assumptions
The financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of each period and of revenues and expenses during the reporting periods. Situations where estimates are required to be made include, but are not limited to, accounting for business combinations, sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. Actual results may vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Goodwill and Intangible Assets
Goodwill and intangible assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows. When any such impairment exists, a charge is recorded in the Statement of Operations in that period, to adjust the carrying value of the related asset. Additionally, goodwill is subject to an impairment test at least annually.

Revenue Recognition
Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the

impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material. If estimates are not representative of actual settlements, results could be materially affected.

Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. These accruals are estimated based on available information including third party data regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. Adjustments to estimates are recorded when Management becomes aware of a change of circumstances or when customer credits are issued or payments are made to third parties. There were no material adjustments to these estimates in the periods presented.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual deductions as these deductions are settled generally within 2-3 weeks of incurring the liability.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, generally an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $38.4 million at March 31, 2013 and $70.3 million at March 31, 2012. Commercial discounts and other rebate accruals were $191.8 million at March 31, 2013 and $147.2 million at March 31, 2012. Accruals for chargebacks, discounts and returns were $63.2 million at March 31, 2013 and $53.0 million at March 31, 2012.



The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

(In thousands)	March 31, 2013	March 31, 2012
Beginning balance	$270,505	$330,998
Provision for rebates	628,455	821,148
Settlements	(618,103)	(869,571)
	10,352	(48,423)
Provision for returns	19,275	11,951
Settlements	(16,134)	(13,108)
	3,141	(1,157)
Provision for chargebacks and discounts	335,795	386,646
Change in estimate	--	2,000
Settlements	(326,382)	(399,559)
	9,413	(10,913)
Ending balance	$293,411	$270,505

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to 3 weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Income Taxes

The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain Tax Positions

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.



Recent Accounting Standards

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of Accumulated other comprehensive income/loss. This standard became effective for the Company on January 1, 2013 and the adoption of this standard did not have a significant impact on the Company's financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income. This ASU amends FASB ASC Topic 220, Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This standard became effective for the Company on April 1, 2012 and the adoption of this standard did not have a significant impact on the Company's financial statements.

Special Note Regarding Forward-Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward-looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry, and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2013.



Selected Financial Data

(In thousands)	March 31, 2013	2012	2011	2010	2009
Financial position:					
Current assets	$2,947,786	$3,586,195	$5,259,673	$4,579,191	$3,785,954
Current liabilities	997,691	899,786	937,858	979,646	817,828
Net current assets	1,950,095	2,686,409	4,321,815	3,599,545	2,968,126
Total assets	7,629,582	7,491,755	6,922,454	6,223,531	5,196,808
Total stockholders' equity	5,745,255	5,676,817	5,498,880	4,889,907	4,114,591

(In thousands, except per share data)	Year Ended March 31, 2013	2012	2011	2010	2009
Summary of operations:					
Net sales	$2,904,936	$4,392,548	$4,213,126	$3,903,524	$3,636,055
Contract revenue and other	221,189	193,496	206,574	289,338	286,727
Costs and expenses	3,170,983	3,348,356	3,081,964	3,242,176	2,952,248
Income (loss) before income tax expense	(44,858)	1,237,688	1,337,736	950,686	970,534
Income tax expense (benefit)	(12,755)	258,630	290,966	268,303	202,791
Net income (loss)	(32,103)	979,058	1,046,770	682,383	767,743
Net income (loss) per share:					
Basic	$ (0.12)	$ 3.58	$ 3.60	$ 2.25	$ 2.52
Diluted	$ (0.12)	$ 3.57	$ 3.59	$ 2.25	$ 2.52
Weighted average number of common and common equivalent shares outstanding:					
Basic	266,807	273,561	291,058	303,386	304,363
Diluted	266,807	274,016	291,175	303,781	305,121



Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of Management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, Management believes that we maintained effective internal control over financial reporting as of March 31, 2013.

Our independent registered public accounting firm has issued an attestation report on Management's assessment of our internal control over financial reporting which is included herein.

/s/ Howard Solomon
Howard Solomon
Chairman, Chief Executive Officer
and President

/s/ Francis I. Perier, Jr.
Francis I. Perier, Jr.
Executive V.P., Finance &
Administration and CFO

May 23, 2013



Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Forest Laboratories, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Controls and Procedures". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Forest Laboratories, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013, and our report dated May 23, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
May 23, 2013



Reports of Independent Registered Public Accounting Firm *(continued)*

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 23, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
May 23, 2013



Consolidated Balance Sheets

(In thousands, except for par values)	March 31, 2013	2012
Assets		
Current assets:		
Cash (including cash equivalent investments of $867,112 at March 31, 2013 and $1,576,922 at March 31, 2012)	$ 935,675	$1,579,515
Marketable securities	739,198	847,555
Accounts receivable, less allowance for doubtful accounts of $2,003 at March 31, 2013 and $2,290 at March 31, 2012	478,032	471,784
Inventories, net	393,901	298,118
Deferred income taxes	266,455	246,451
Other current assets	134,525	142,772
Total current assets	2,947,786	3,586,195
Non-current assets:		
Marketable securities and investments	1,349,424	723,367
Property, plant and equipment, net	376,960	360,020
Goodwill	713,091	713,091
License agreements, product rights and other intangibles, net	2,127,639	2,104,048
Other assets	114,682	5,034
Total assets	$7,629,582	$7,491,755
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 157,349	$ 154,275
Accrued expenses and other liabilities	840,342	745,511
Total current liabilities	997,691	899,786
Long-term liabilities:		
Income tax liabilities	567,311	570,417
Deferred tax liabilities	283,245	289,993
Contingent acquisition and other liabilities	36,080	54,742
Total liabilities	1,884,327	1,814,938
Contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 430,385 shares in 2013 and 428,746 shares in 2012	43,039	42,875
Additional paid-in capital	1,799,071	1,700,734
Retained earnings	9,055,344	9,087,447
Accumulated other comprehensive income (loss)	10,116	(2,934)
Treasury stock, at cost (163,886 shares in 2013 and 160,640 shares in 2012)	(5,162,315)	(5,151,305)
Total stockholders' equity	5,745,255	5,676,817
Total liabilities and stockholders' equity	$7,629,582	$7,491,755

See accompanying notes to consolidated financial statements.



Consolidated Statements of Operations

(In thousands, except per share data)	Year Ended March 31, 2013	2012	2011
Net sales	$2,904,936	$4,392,548	$4,213,126
Contract revenue	189,066	155,214	165,356
Interest income	29,150	20,364	29,568
Other income	2,973	17,918	11,650
	3,126,125	4,586,044	4,419,700
Costs and expenses:			
Cost of sales	649,083	998,087	963,981
Selling, general and administrative	1,558,306	1,553,337	1,402,111
Research and development	963,594	796,932	715,872
	3,170,983	3,348,356	3,081,964
Income (loss) before income tax expense (benefit)	(44,858)	1,237,688	1,337,736
Income tax expense (benefit)	(12,755)	258,630	290,966
Net income (loss)	$ (32,103)	$ 979,058	$1,046,770
Net income (loss) per share:			
Basic	$ (0.12)	$ 3.58	$ 3.60
Diluted	$ (0.12)	$ 3.57	$ 3.59
Weighted average number of common shares outstanding:			
Basic	266,807	273,561	291,058
Diluted	266,807	274,016	291,175

See accompanying notes to consolidated financial statements.



Consolidated Statements of Comprehensive Income (Loss)

(In thousands)	Year Ended March 31, 2013	2012	2011
Net income (loss)	$ (32,103)	$979,058	$1,046,770
Other comprehensive income (loss):			
Foreign currency translation gain (loss)	(7,720)	(14,747)	7,976
Pension liability adjustment, net of tax	2,582	1,556	(1,147)
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period, net of tax	18,188	2,261	(2,528)
Other comprehensive income (loss)	13,050	(10,930)	4,301
Comprehensive income (loss)	$ (19,053)	$968,128	$1,051,071

See accompanying notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity

Years Ended March 31, 2013, 2012 and 2011

(In thousands)	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury Stock Shares	Treasury Stock Amount
Balance, March 31, 2010	424,090	$42,409	$1,565,585	$7,061,619	$ 3,695	121,700	$3,783,401
Shares issued upon exercise of stock options and vesting of restricted stock	892	89	2,807				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						273	8,489
Purchase of treasury stock						16,890	500,000
Tax provision related to stock options exercised by employees			(747)				
Stock-based compensation			64,242				
Other comprehensive income (loss)					4,301		
Net income (loss)				1,046,770			
Balance, March 31, 2011	424,982	42,498	1,631,887	8,108,389	7,996	138,863	4,291,890
Shares issued upon exercise of stock options and vesting of restricted stock	3,764	377	9,512				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						305	9,415
Purchase of treasury stock						21,472	850,000
Tax benefit related to stock options exercised by employees			18				
Stock-based compensation			59,317				
Other comprehensive income (loss)					(10,930)		
Net income (loss)				979,058			
Balance, March 31, 2012	428,746	42,875	1,700,734	9,087,447	(2,934)	160,640	5,151,305
Shares issued upon exercise of stock options and vesting of restricted stock	1,639	164	31,805				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						308	11,010
Purchase of treasury stock						2,938	
Tax benefit related to stock options exercised by employees			1,807				
Stock-based compensation			64,725				
Other comprehensive income (loss)					13,050		
Net income (loss)				(32,103)			
Balance, March 31, 2013	430,385	$43,039	$ 1,799,071	$9,055,344	$10,116	163,886	$5,162,315

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows

(In thousands)	Year Ended March 31, 2013	2012	2011
Cash flows from operating activities:			
Net income (loss)	$(32,103)	$ 979,058	$1,046,770
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	47,270	40,952	42,257
Amortization, impairments and write-offs	99,999	80,905	30,755
Stock-based compensation expense	64,725	59,317	64,242
Deferred income tax benefit and other non-cash tax items	(26,752)	(39,450)	44,263
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(6,248)	63,702	(59,833)
Inventories, net	(95,783)	162,166	16,404
Other current assets	8,247	62,685	(127,287)
Increase (decrease) in:			
Accounts payable	3,074	(39,584)	60,562
Accrued expenses	94,831	(6,140)	(102,350)
Income tax liabilities	(3,106)	84,701	131,738
Contingent acquisition and other liabilities	(18,662)	(11,000)	--
Other	(378)	4,915	440
Net cash provided by operating activities	135,114	1,442,227	1,147,961
Cash flows from investing activities:			
Purchase of property, plant and equipment	(64,384)	(80,545)	(38,463)
Purchase of marketable securities	(3,476,059)	(2,026,247)	(2,942,226)
Redemption of marketable securities	2,968,734	2,697,149	2,900,869
Acquisitions	--	(1,262,651)	--
Purchase of intangible assets	(125,000)	(469,364)	(289,401)
Other investing activities	(108,077)	--	--
Net cash used in investing activities	(804,786)	(1,141,658)	(369,221)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	31,969	9,889	2,896
Tax benefit (provision) related to stock-based compensation	1,807	18	(747)
Treasury stock transactions	(11,010)	(859,415)	(508,489)
Net cash provided by (used in) financing activities	22,766	(849,508)	(506,340)
Effect of exchange rate changes on cash	3,066	(9,384)	1,954
(Decrease) increase in cash and cash equivalents	(643,840)	(558,323)	274,354
Cash and cash equivalents, beginning of year	1,579,515	2,137,838	1,863,484
Cash and cash equivalents, end of year	$ 935,675	$1,579,515	$2,137,838
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 64,267	$ 190,984	$ 210,834

See accompanying notes to consolidated financial statements.



1. Summary of significant accounting policies:

Basis of consolidation: The Consolidated Financial Statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of Forest Laboratories, Inc. and its subsidiaries ("Forest" or "the Company"), all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Estimates and assumptions: GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of each period; and of revenues and expenses during the reporting periods. Situations where estimates are required to be made include, but are not limited to, accounting for business combinations, sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves, and certain contingencies. Actual results may vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications.

Foreign currency translation: The statements of operations of the Company's foreign subsidiaries are translated into U.S. dollars using average exchange rates for the applicable period. Gains and losses arising from foreign currency transactions are included in the statements of operations. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using exchange rates at the end of the applicable period. The resulting translation adjustments arising from changes in the exchange rates are recorded in Accumulated other comprehensive income/loss (AOCI).

Cash equivalents: Cash equivalents consist of highly liquid investments purchased with maturities within three months of the purchase date which are readily convertible into cash.

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Pre-launch inventories: The Company may accumulate commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final U.S. Food and Drug Administration (FDA) approval. The accumulation of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to accumulate pre-launch inventories of certain products when such action is appropriate in relation to the commercial value of the product launch opportunity. In accordance with Company policy, all pre-launch inventory is expensed. At March 31, 2013 and 2012, the Company had no pre-launch inventories.

Marketable securities: Marketable securities, which are all classified as available-for-sale, are stated at fair value based on quoted market prices in accordance with Accounting Standards Codification (ASC) 320, "Investments - Debt and Equity Securities", and consist of high quality investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced to fair value by recording a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in



estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Long-term receivables: Long-term receivables consist of balances that are due to the Company in a period greater than one year from the balance sheet date. Long-term receivables, which are included within Other Assets, includes note receivables of $82.7 million and $25.4 million as of March 31, 2013, associated with the moksha8 and Nabriva Therapeutics (Nabriva) agreements, respectively. Refer to Note 16 License and collaboration agreements for additional information.

Property, plant and equipment and depreciation (estimated useful lives are stated in years): Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives.

	Year Ended March 31,		Depreciation period
(In thousands)	**2013**	**2012**	**in years**
Land	$ 32,740	$ 32,113	
Buildings and improvements	333,577	286,835	10-50
Machinery, equipment and other	373,385	382,210	3-10
Property, plant and equipment	739,702	701,158	
Less: accumulated depreciation	362,742	341,138	
Property, plant and equipment, net	$376,960	$360,020	

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment at March 31, 2013 and 2012 is construction in progress of $39.2 million and $56.8 million, respectively, for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $104.4 million to complete. For construction in progress, depreciation commences once the asset is placed into service.

Goodwill: Goodwill represents the excess of the fair value of the consideration transferred for an acquired business over the fair value of the identifiable net assets. The Company completed its annual impairment assessments for the years ended March 31, 2013 and 2012 and concluded that goodwill was not impaired.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent Management's best estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the



prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. Adjustments to estimates are recorded when Management becomes aware of a change of circumstances or when customer credits are issued or payments are made to third parties.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with new product launches. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs for domestic shipments in the ordinary course of business. The amounts of such costs are included in Selling, general and administrative (SG&A) expense and are not material.

Research and development: Expenditures for Research and development (R&D), including upfront licensing fees and milestone payments (license payments) associated with developmental products that have not yet been approved by the FDA, are charged to R&D expense as incurred. License payments due to third parties upon, or subsequent to, FDA approval are recorded as intangible assets and classified as License agreements, product rights and other intangibles, net.

Savings and profit sharing plans: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plans after becoming eligible for the respective plan (as defined in each of the plans). In the Savings Plan, participants contribute a portion of their qualifying compensation each pay period, up to the allowable limit, and the Company provides a matching contribution as defined by the plan. For the Profit Sharing Plan, the Company makes contributions on an annual basis, which are allocated to participants as defined by the plan. All contributions made to the Profit Sharing Plan are at the discretion of the Company. Savings and profit sharing contributions amounted to approximately $45.9 million, $43.4 million and $41.4 million for fiscal years 2013, 2012 and 2011, respectively.

Earnings (loss) per share: Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and vesting of restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with ASC 718 "Compensation – Stock Compensation", takes into consideration the compensation cost attributable to future services not yet recognized.

Accumulated other comprehensive income (loss): Other comprehensive income (loss) refers to revenues, expenses, gains and losses which are excluded from net income under GAAP. These amounts are recorded as an adjustment to AOCI, which is reflected as a separate component of equity. AOCI comprises the cumulative effects, net of taxes, of foreign currency translation, pension liability adjustments and unrealized gains (losses) on securities, and amounted to approximately $1.4 million, $(8.8) million and $17.5 million, respectively, at March 31, 2013 and $9.1 million, $(11.3) million and $(0.7) million, respectively, at March 31, 2012.



Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain tax positions: The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Long-lived assets, other than goodwill: Long-lived assets, such as intangible assets and property, plant and equipment, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, a charge is recorded in the Statement of Operations in that period, to adjust the carrying value of the related asset. For the fiscal years ended March 31, 2013, 2012 and 2011, there were no such impairment charges recorded.

Stock-based compensation: The Company's Compensation Committee and the Board of Directors award stock options, restricted stock, and performance-based restricted stock units (PSUs) to employees and non-employee directors. The fair value for stock options is calculated using the Black-Scholes valuation model, restricted stock is accounted for at fair value based upon the stock price on the date of grant and PSUs are accounted for using a Monte Carlo simulation model due to a market condition. These compensation costs are amortized on a straight-line basis (net of forfeitures) over the requisite service period.

Compensation expense of $64.7 million ($45.7 million net of tax), $59.3 million ($44.3 million net of tax), and $64.2 million ($41.3 million net of tax) was charged to cost of sales, SG&A expense, and R&D expense for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Total compensation cost related to non-vested stock based awards not yet recognized as of March 31, 2013 was $121.2 million pre-tax and the weighted average period over which the cost is expected to be recognized is approximately 2.3 years.

The following weighted average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

	Year Ended March 31,		
	2013	**2012**	**2011**
Expected dividend yield	0 %	0 %	0 %
Expected stock price volatility	25.10 %	27.49 %	27.32 %
Risk-free interest rate	1.2 %	1.4 %	2.0 %
Expected life of options (years)	7	7	7

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with the expected life of options. The expected life is based upon historical data and represents the period of time that granted options are expected to be outstanding.

Collaboration arrangements: The Company accounts for collaboration arrangements in accordance with ASC 808 - "Collaborative Agreements" pursuant to which payments to and receipts from our collaboration partners are presented in our Consolidated Statements of Operations based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance.

Business combinations: The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company's Consolidated Financial Statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our Consolidated Financial Statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Recent accounting standards:

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income which requires an entity to provide information about the amounts reclassified out of AOCI. This standard became effective for the Company on January 1, 2013 and the adoption of this standard did not have a significant impact on the Company's financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income. This ASU amends FASB ASC Topic 220, Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This standard became effective for the Company on April 1, 2012 and the adoption of this standard did not have a significant impact on the Company's financial statements.

2. Net income (loss) per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

	Year Ended March 31,		
(In thousands)	**2013**	**2012**	**2011**
Basic	266,807	273,561	291,058
Incremental shares attributable to share based compensation plans	--	455	117
Diluted	266,807	274,016	291,175



Options to purchase approximately 15.6 million shares of common stock at exercise prices ranging from $20.55 to $59.05 per share were not included in the computation of diluted shares for the year ended 2013 because their effect would be anti-dilutive. Options to purchase approximately 14.4 million shares of common stock at exercise prices ranging from $26.18 to $59.05 per share were not included in the computation of diluted shares for the year ended 2012 because their effect would be anti-dilutive. Options to purchase approximately 16.0 million shares of common stock at exercise prices ranging from $22.19 to $63.44 per share were not included in the computation of diluted shares for the year ended 2011 because their effect would be anti-dilutive. These options expire through 2023.

On August 15, 2011, the Company paid $350 million for the purchase of its common stock under an accelerated share repurchase transaction entered into with Morgan Stanley & Co. LLC (MSCO). The Company received 9.7 million shares during the quarter ended September 30, 2011, and an additional 1.2 million shares upon final settlement of the agreement during the quarter ended September 30, 2012, for a total of 10.9 million shares at an average price of $32.07 per share.

On June 3, 2011, the Company entered into an agreement with MSCO to repurchase $500 million of its common stock utilizing an accelerated share repurchase transaction. The Company received 11.8 million shares during the quarter ended June 30, 2011 and an additional 1.7 million shares upon final settlement of the agreement during the quarter ended September 30, 2012, for a total of 13.5 million shares at an average price of $37.04 per share.

3. Business Operations:

The Company and its principal operating subsidiaries, which are located primarily in the United States (U.S.) and Europe, manufacture and market ethical pharmaceutical products and other healthcare products. The Company operates in only one segment. Sales are primarily in the U.S. and European markets. The net sales and long-lived assets for the years ended March 31, 2013, 2012 and 2011, are from the Company's or one of its subsidiaries' country of origin, as follows:

	2013		2012		2011	
(In thousands)	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
U.S.	$2,769,541	$ 432,085	$4,261,976	$ 386,427	$4,126,030	$ 292,463
Ireland	60,014	2,759,428	61,747	2,759,069	33,145	763,787
United Kingdom	75,381	26,177	68,825	31,663	53,951	3,975
	$2,904,936	$3,217,690	$4,392,548	$3,177,159	$4,213,126	$1,060,225

Net sales excludes sales between the Company and its subsidiaries.



Net sales by therapeutic class are as follows:

(In thousands)	Year Ended March 31, 2013	2012	2011
Central nervous system (CNS)	$1,997,188	$3,694,898	$3,688,764
Cardiovascular	483,733	381,621	311,769
Other	424,015	316,029	212,593
	$2,904,936	$4,392,548	$4,213,126

The Company's CNS franchise consisting of Lexapro®, Namenda®, Savella®, Celexa® and Viibryd® accounted for 69%, 84% and 88% of the Company's net sales for the years ended March 31, 2013, 2012 and 2011, respectively.

The following illustrates net sales to the Company's principal customers:

	2013	2012	2011
McKesson Drug Company	38 %	36 %	37 %
Cardinal Health, Inc.	29 %	30 %	32 %
AmerisourceBergen Corporation	20 %	20 %	20 %

4. Accounts receivable:

Accounts receivable, net, consists of the following:

(In thousands)	March 31, 2013	2012
Trade	$403,331	$401,902
Other	74,701	69,882
	$478,032	$471,784

5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

(In thousands)	March 31, 2013	2012
Raw materials	$127,508	$ 93,037
Work in process	1,333	10,077
Finished goods	265,060	195,004
	$393,901	$298,118



6. Fair value measurements:

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard also requires the use of a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets are measured at fair value and include its commercial paper investments, money market accounts, municipal bonds and notes, government agency bonds, corporate bonds, certificates of deposit, variable rate demand notes, floating rate notes and auction rate securities (ARS). These assets are subject to the measurement and disclosure requirements of ASC 820.

The following table presents the fair value hierarchy of the Company's financial assets at March 31, 2013 and 2012:

(In thousands) **Description**	**Fair value at March 31, 2013**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable market inputs (Level 2)**	**Unobservable market inputs (Level 3)**
Money market accounts	$818,474	$818,474		
Municipal bonds and notes	46,877		$46,877	
Commercial paper	168,639	31,815	136,824	
Variable rate demand notes	1,500		1,500	
Auction rate securities	3,198			$3,198
Certificates of deposit	90,268	5,981	84,287	
Corporate bonds	1,509,870		1,509,870	
Government agency bonds	278,804		278,804	



(In thousands) Description	Fair value at March 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,059,868	$938,526	$121,342	
Municipal bonds and notes	69,613		69,613	
Commercial paper	556,794	284,981	271,813	
Variable rate demand notes	4,000		4,000	
Floating rate notes	467,259	467,259		
Auction rate securities	25,089			$25,089
Certificates of deposit	215,801	87,904	127,897	
Corporate bonds	568,775		568,775	
Government agency bonds	152,916		152,916	

The Company determines fair value based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses. As of March 31, 2013 and 2012, the Company determined the value of the ARS portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and the amount of cash flows, and expected holding periods for the ARS.

The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:

(In thousands)	Year Ended March 31, 2013
Balance at beginning of period	$25,089
Sales	(21,139)
Unrealized loss	(752)
Balance at end of period	$ 3,198

There were no purchases or material realized gains within the Level 3 ARS during the years ended March 31, 2013 and 2012. The Company recorded sales of $21.1 million of its Level 3 ARS for the period ended March 31, 2013.

At March 31, 2013, the Company held investments in ARS amounting to $3.2 million (with underlying maturities of 20 years) of which the entire balance is collateralized by student loans. Substantially all such collateral in the aggregate is guaranteed by the U.S. government under the Federal Family Education Loan Program. The Company classifies the ARS as non-current assets held for sale under the heading "Marketable securities and investments" in the Company's Consolidated Balance Sheets.



Certain money market accounts are classified as Level 1 assets. All floating rate notes, certain commercial paper investments and certificates of deposit are also classified as Level 1 assets because they consist of publicly traded securities which are priced and actively traded on a daily basis.

Certain of the Company's money market accounts, commercial paper and certificates of deposit and all of the Company's variable rate demand notes, municipal bonds and notes, corporate bonds and government agency bonds are based on Level 2 inputs in the ASC 820 fair value hierarchy.

In addition to the above, the Company also has Level 3 fair value measurements related to the Clinical Data, Inc. (Clinical Data) acquisition; see Note 17 for further information.

The majority of the Company's non-financial assets and liabilities are not required to be carried at fair value on a recurring basis. However, the Company is required on a non-recurring basis to use fair value measurements when analyzing asset impairment as it relates to goodwill, license agreements, product rights and other intangible assets and long-lived assets. The carrying amount of cash, accounts receivable, loans receivable and accounts payable and other short-term financial instruments approximate their fair value due to their short-term nature.

7. Marketable securities:

Available-for-sale debt securities consist of the following:

	March 31, 2013		
(In thousands)	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Municipal bonds and notes	$ 34,025	$ 34	--
Government agency bonds	87,227	125	$(10)
Commercial paper	144,293	--	--
Certificates of deposit	47,977	--	(2)
Corporate bonds	425,676	1,286	(33)
Total current securities	739,198	1,445	(45)
Non-current:			
Municipal bonds and notes	12,852	37	--
Government agency bonds	186,577	434	(19)
Certificates of deposit	22,999	--	--
Corporate bonds	1,084,194	5,290	(2,150)
Auction rate notes	3,198	--	(752)
Variable rate notes	1,500	--	--
Total non-current securities	1,311,320	5,761	(2,921)
Total available-for-sale debt securities	$2,050,518	$7,206	$(2,966)



(In thousands)	March 31, 2012 Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Municipal bonds and notes	$ 33,723	$ 52	--
Government agency bonds	92,829	123	--
Commercial paper	239,393	334	$(70)
Certificates of deposit	91,819	320	--
Corporate bonds	210,852	76	(79)
Floating rate notes	178,939	281	(22)
Total current securities	847,555	1,186	(171)
Non-current:			
Municipal bonds and notes	35,890	45	--
Government agency bonds	60,087	185	--
Commercial paper	14,682	111	--
Corporate bonds	305,697	779	(82)
Auction rate notes	25,089	--	--
Floating rate notes	254,193	--	(10,547)
Total non-current securities	695,638	1,120	(10,629)
Total available-for-sale debt securities	$1,543,193	$2,306	$(10,800)

Proceeds from the sales of available-for-sale debt securities were $3.0 billion and $2.7 billion during fiscal years 2013 and 2012, respectively. Gross realized gains on those sales during fiscal years 2013 and 2012 were $1.3 million and $4.4 million, respectively. For purposes of determining gross realized gains and losses, the cost of securities is based on average cost. The Company records holding gains/losses on available for sale securities in AOCI. The Company had a net unrealized gain of $4.2 million and a net unrealized loss of $8.5 million at March 31, 2013 and 2012, respectively. The preceding does not include the Company's investment in Ironwood Pharmaceuticals, Inc. (Ironwood) of $38.1 million and $27.7 million at March 31, 2013 and 2012, respectively, which is held at fair market value based on the quoted market price for the related security.

Contractual maturities of available-for-sale debt securities at March 31, 2013 are as follows:

(In thousands)	Estimated fair value
Within one year	$ 739,198
1-5 years	1,303,416
5-10 years	--
After 10 years	7,904
	$2,050,518



Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company currently invests funds in variable rate demand notes that have major bank liquidity agreements, money market accounts, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer's respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, further declines in the value of these investments may be deemed other-than-temporary if the credit or capital markets were to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. Therefore, the Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods.

8. Intangible assets:

License agreements, product rights and other intangibles consist of the following:

	March 31, 2013		March 31, 2012	
(In thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
License agreements	$1,528,114	$160,805	$1,403,114	$107,314
Product rights	89,407	61,472	90,817	52,929
Buy-out of royalty agreements	798,617	66,222	798,617	28,257
Trade names	34,190	34,190	34,190	34,190
Total	$2,450,328	$322,689	$2,326,738	$222,690

Amortization of license agreements, product rights and other intangibles charged to SG&A expense and cost of goods sold for fiscal years ended March 31, 2013, 2012 and 2011 amounted to approximately $99.9 million, $80.9 million and $30.8 million, respectively. Future annual amortization expense expected is as follows:

(In thousands) Year Ending March 31,	
2014	$ 135,362
2015	210,118
2016	238,809
2017	284,804
2018	335,950
	$1,205,043

Refer to Note 16 License and collaboration agreements for further detail.

9. Accrued expenses:

Accrued expenses consist of the following:

(In thousands)	March 31, 2013	2012
Managed care and Medicaid rebates	$230,173	$217,546
Employee compensation and other benefits	181,995	147,101
Clinical research and development costs	129,663	112,839
Other	298,511	268,025
	$840,342	$745,511

10. Debt facility:

On December 4, 2012, the Company established a $750 million revolving credit facility for the purpose of providing financial liquidity for financing strategic business development and general corporate purposes. This revolving credit facility expires on December 4, 2017 and replaces the $500 million credit agreement that expired on December 7, 2012. The facility can be increased to $1.0 billion based upon agreement with the participating lenders. As of May 22, 2013, the Company has not drawn any funds from the available credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios.

11. Commitments:

Leases: The Company leases manufacturing, laboratory, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2027. Rent expense was approximately $45.3 million, $39.5 million and $33.0 million for fiscal years ended March 31, 2013, 2012 and 2011, respectively. Future minimum rental payments under non-cancellable leases are as follows:

(In thousands)

Year Ending March 31,	
2014	$ 43,836
2015	37,365
2016	26,188
2017	21,980
2018	17,267
Thereafter	93,109
	$239,745

License agreements: The Company has entered into several license and collaboration agreements for products currently under development. Pursuant to these agreements, the Company may be obligated in future periods to make additional development milestone payments totaling approximately $681 million. These development milestone payments become due and are payable only upon the achievement of certain specific research and development milestones (approximately $232 million) and regulatory approval (approximately $449 million) milestones. The specific timing of such development milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, the Company may be obligated to pay sales milestones contingent upon the achievement of specific sales levels. For commercially launched products, the Company may be obligated to pay sales milestones up to $290 million in the future.

Inventory purchase commitments and other: The Company has inventory purchase and other commitments of $125.4 million as of March 31, 2013.

12. Stockholders' equity:

Under the 2007 Equity Incentive Plan (the 2007 Plan) as amended in August 2010, 29 million shares have been authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2013:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.55 to $30.00	4,520	7.5	$27.83	1,793	$26.53
30.01 to 50.00	10,054	6.7	34.87	5,034	36.52
50.01 to 59.05	977	2.4	54.05	977	54.05
	15,551	6.7	34.03	7,804	36.42



Transactions under the stock option plan are summarized as follows:

(In thousands)	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Stock options:				
Outstanding at March 31, 2010 (at $20.55 to $63.44 per share)	18,701	$38.05		
Granted (at $26.18 to $32.28 per share)	3,241	31.14		
Exercised (at $20.55 to $31.27 per share)	(115)	25.17		
Forfeited and Expired	(4,742)	37.79		
Outstanding at March 31, 2011 (at $20.55 to $63.44 per share)	17,085	$36.90		
Granted (at $30.00 to $34.49 per share)	3,758	31.04		
Exercised (at $20.55 to $39.88 per share)	(351)	28.19		
Forfeited and Expired	(3,249)	39.89		
Outstanding at March 31, 2012 (at $20.55 to $59.05 per share)	17,243	$35.24		
Granted (at $34.04 to $38.10 per share)	2,368	34.26		
Exercised (at $31.28 to $38.45 per share)	(1,137)	28.52		
Forfeited and Expired	(2,923)	43.70		
Outstanding at March 31, 2013 (at $20.55 to $59.05 per share)	15,551	$34.03	6.7	$82,456
Exercisable at March 31, 2013	7,804	$36.42	5.2	$32,792



	Restricted Stock		Performance Stock Units	
	Shares	Weighted average grant date fair value	Shares	Weighted average grant date fair value
Restricted stock:				
Outstanding at March 31, 2010	1,886	$29.46		
Granted	1,272	31.82		
Vested	(777)	29.61		
Forfeited	(106)	29.88		
Outstanding at March 31, 2011	2,275	$30.72		
Granted	1,239	30.43		
Vested	(928)	30.66		
Forfeited	(101)	30.62		
Outstanding at March 31, 2012	2,485	$30.60	--	--
Granted	613	34.27	410	$36.12
Vested	(1,047)	30.13	--	--
Forfeited	(88)	31.86	--	--
Outstanding at March 31, 2013	1,963	$31.96	410	$36.12

At March 31, 2013, 7.7 million shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2013, 2012 and 2011 was $8.7 million, $2.5 million and $0.8 million, respectively, and the total intrinsic value of restricted stock vested during the years ended March 31, 2013, 2012 and 2011 was $37.5 million, $28.6 million and $24.3 million, respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2013, 2012 and 2011 were $10.04, $9.68 and $10.00, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2013, 2012 and 2011 was approximately $32.0 million, $9.9 million and $2.9 million, respectively. In connection with these exercises, the Company recorded a net tax benefit of $1.8 million for the year ended March 31, 2013, a net tax benefit of $0.02 million for the year ended March 31, 2012 and a net tax provision of $0.7 million, for the year ended March 31, 2011. The Company settles employee stock option exercises and restricted stock releases with newly issued common shares.

On August 27, 2012, the Company's Board of Directors adopted a stockholders' rights plan (Rights Plan) and declared a dividend distribution of one preferred share purchase right (Right) on each share of the Company's common stock, par value $.10 per share, outstanding on September 7, 2012. Each Right will entitle the holder to buy one thousandth of a share of authorized Series B Junior Participating Preferred Stock, par value $1.00 per share (Series B Preferred Stock) at an exercise price of $100, once the Rights become exercisable. In general the Rights will be exercisable only if a person or group acquires 12% (or 20% in the case of a "13G Institutional Investor", as defined in the Rights plan) or more of the Company's common stock. Prior to becoming exercisable, the Rights are redeemable for $.001 per Right at the option of the Board of Directors. The Rights will expire in August 2013 unless the Rights Plan is ratified by the Company's stockholders.

13. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multidistrict Litigation ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption *"In re Brand Name Prescription Drugs Antitrust Litigation."*

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including Forest, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in the Company's favor.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, Forest has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company has been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the judge handling the Robinson-Patman Act cases for certain of a smaller group of designated defendants whose claims are being litigated on a test basis, granted summary judgment to those designated defendants against a group of designated plaintiffs due to those plaintiffs' failure to demonstrate any antitrust injury. Subsequently, the Court also granted the designated defendants' motion for summary judgment with respect to the designated plaintiffs' effort to obtain injunctive relief. The litigation is continuing with appeals regarding the decisions of the district court. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

Forest Laboratories, Inc. (FLI) and Forest Pharmaceuticals, Inc. (FPI) have been named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of "average wholesale prices" (AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced January 14, 2003) and by the State of Iowa (commenced October 9, 2007) were pending in the U.S. District Court for the District of Massachusetts under the caption *"In re Pharmaceutical Industry AWP Litigations"* for coordinated treatment. In addition, various state court actions are, or



were, pending in the States of Alabama (commenced January 26, 2005), Alaska (commenced October 6, 2006), Hawaii (commenced April 27, 2006), Idaho (commenced June 8, 2007), Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), Utah (commenced May 2008), Kansas (commenced November 3, 2008), Oklahoma (commenced September 3, 2010), and Louisiana (commenced October 28, 2010), as well as the Commonwealth of Kentucky (commenced November 4, 2004). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced March 8, 2005), Schenectady (commenced May 10, 2006) and Oswego (commenced May 11, 2006). An additional action was filed by the State of Mississippi on behalf of the State and School Employees' Life and Health Insurance Plan (commenced July 27, 2009). Forest was also recently named in a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin (February 20, 2012) which the State declined to join. Finally, Forest has received a Civil Investigative Demand from the State of Texas regarding virtually identical issues to those raised in the various AWP lawsuits. The Demand involves only generic drugs distributed by Inwood Laboratories.

Forest has reached settlements in the Alabama, Alaska, Hawaii, Idaho, Iowa, Kansas, Kentucky, and Oklahoma actions, as well as all of the actions brought by the New York counties in federal and state court, as well as the action brought by the State of Mississippi on behalf of the State and School Employees' Life and Health Insurance plan. Forest has also settled with the State of Texas before the commencement of a lawsuit. The Company's settlement payments are not material to its financial condition or results of operations.

Forest remains a defendant in the Illinois, Louisiana, Mississippi, and Utah actions, as well as the Wisconsin qui tam action. Discovery is ongoing. Motions to dismiss with respect to the Illinois, Louisiana, and Mississippi actions were denied. The motion to dismiss the Utah action was granted, but the Utah Supreme Court, while upholding the lower court's ruling regarding a statute of limitations issue, reversed that ruling and allowed the plaintiff to replead. The plaintiff filed another Amended Complaint, and the defendants have filed a motion to dismiss, which will be argued sometime in the next two months. The motion to dismiss the Wisconsin qui tam complaint is pending. It is not anticipated that any trials involving Forest in these matters will take place before 2014, although technically all of the brand companies are potentially subject to a November 2013 trial date in Louisiana.

FLI and FPI are defendants in three federal actions filed on behalf of individuals who purchased Celexa or Lexapro for pediatric use, all of which have been consolidated for pretrial purposes in a multi-district litigation (MDL) proceeding in the U.S. District Court for the District of Massachusetts under the caption *"In re Celexa and Lexapro Marketing and Sales Practices Litigation."* These actions, two of which were originally filed as purported nationwide class actions, and one of which is a purported California-wide class action, allege that FLI and FPI marketed Celexa and/or Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under the Missouri consumer protection statute and state common laws. On February 5, 2013, the district judge overseeing the MDL denied all plaintiffs' motions for class certification. On February 18, 2013, the plaintiff in the California action filed a petition seeking leave to appeal this decision to the U.S. Court of Appeals for the First Circuit. On April 16, 2013, the First Circuit denied the petition. On April 30, 2013, plaintiffs in the other two actions filed amended complaints seeking to certify state-wide class actions in Illinois, Missouri, and New York under those states' consumer protection statutes.



On May 3, 2013, an action was filed in the U.S. District Court for the Central District of California seeking to certify a state-wide class action in California and alleging that FLI and FPI's promotion of Lexapro for adolescent depression was deceptive. Plaintiffs' motions for class certification related to these amended complaints are due June 28, 2013. FLI and FPI intend to continue to vigorously defend against these cases. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

FLI and/or FPI are also named as defendants in two similar actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa or Lexapro pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, arising from nearly identical allegations as those contained in the federal actions described in the immediately preceding paragraph. The first action, filed on July 22, 2009 under the caption *"Crawford v. Forest Pharmaceuticals, Inc.,"* and now known as *"Luster v. Forest Pharmaceuticals, Inc.,"* is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. Only FPI, which is headquartered in Missouri, is named as a defendant. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. Discovery is currently ongoing. The second action, filed on November 6, 2009 under the caption *"St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.,"* is brought by two entities that purchased or reimbursed certain purchases of Celexa or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. FLI and FPI intend to continue to vigorously defend against both of these actions. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company received a subpoena dated April 20, 2011 from the Office of the U.S. Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar, Benicar HCT (collectively Benicar) and Azor, prescription medications approved for the treatment of hypertension. The Company co-marketed Benicar from 2002 to 2008 together with the drug's originator Daiichi Sankyo, Inc. pursuant to co-promotion agreements. The Company is cooperating in responding to the subpoena.

The Company received a subpoena dated May 6, 2013 from the Office of the U.S. Attorney for the Southern District of New York. The subpoena requests documents relating to Tudorza Pressair. The Company is cooperating in responding to the subpoena.

The Company received a subpoena dated January 26, 2006 from the U.S. Attorney's Office for the District of Massachusetts requesting documents related to its commercial relationship with Omnicare, Inc. (Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning its contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others. The Company is cooperating in this investigation.

The Company currently is defending approximately 161 product liability lawsuits. Fourteen of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide, or caused a violent event. One hundred and forty-six of the lawsuits allege that Celexa or Lexapro caused various birth defects. Each lawsuit seeks substantial compensatory and punitive damages. The Company is vigorously defending these suits.

A MDL was established for the majority of the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the U.S. District Court for the Eastern District of Missouri. The remaining twelve cases in the MDL are expected to be remanded in the near future to the federal district courts in which they were filed originally. A state court case involving a young woman who allegedly attempted suicide is set for trial in August 2013 in Montgomery, Alabama.

The majority of the various birth defect cases have been consolidated in Cole County Circuit Court in Missouri. Sixteen cases have been filed in the Superior Court of New Jersey (ten in Atlantic County and six in Hudson County). The New Jersey cases have been removed to the U.S. District Court for the District of New Jersey. The Company expects that the state court consolidation will ease the burden of defending these cases. The Company hopes that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide it with a meaningful opportunity to vindicate the Company's products. However, litigation is inherently subject to uncertainty and the Company cannot predict or determine the outcome of this litigation. The Company generally maintains $140 million of product liability coverage (annually, per "occurrence" on a claims-made basis, and in the aggregate).

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to its use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that office's investigation of the use of the "nominal price" exception. The Company has complied with the subpoenas.

In March 2012, the Company and Janssen, its licensor for Bystolic, brought actions for infringement of U.S. Patent No. 6,545,040 (the '040 patent) in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois against several companies who have notified them that they have filed Abbreviated New Drug Applications (ANDAs) with the FDA seeking to obtain approval to market generic versions of Bystolic before the '040 patent expires on December 21, 2021. These lawsuits triggered an automatic stay of approval of the applicable ANDAs until June 17, 2015 (unless a court issues an adverse decision sooner). Janssen is no longer a party to these lawsuits following the Company's agreement to buy out Janssen's interests in Bystolic. On June 12, 2012, the Judicial Panel on Multidistrict Litigation centralized the Delaware and Illinois actions in the Northern District of Illinois before Judge Elaine E. Bucklo for coordinated or consolidated pretrial proceedings captioned *"In re Nebivolol ('040) Patent Litigation."* Fact discovery is scheduled to be completed by June 8, 2013, and expert discovery is scheduled to be completed by November 22, 2013. A claim construction hearing is scheduled for July 26, 2013. No trial dates have been set.

The Company has entered into settlement agreements with four of the six defendant groups in such patent infringement litigation: Hetero Labs Ltd and Hetero USA Inc. (October 2012); Torrent Pharmaceuticals Ltd and Torrent Pharma Inc. (November 2012); Alkem Laboratories Ltd. and Indchemie Health Specialties Pvt. Ltd.



(November 2012); and Glenmark Generics Inc., USA, Glenmark Generics Ltd. and Glenmark Pharmaceuticals Ltd (December 2012) (collectively, the "Settling Defendants"). Under the terms of the settlement agreements, and subject to review of the settlement terms by the U.S. Federal Trade Commission, the Company will provide a license to each of the Settling Defendants that will permit them to launch their respective generic versions of Bystolic as of the date that is the later of (a) three calendar months prior to the expiration of the '040 patent, including any extensions and/or pediatric exclusivities or (b) the date that each Settling Defendant receives final FDA approval of its ANDA, or earlier in certain circumstances. The Company also agreed to reimburse certain of the Settling Defendants' legal costs in connection with the patent litigation, which were not material. These settlement agreements do not settle the Company's patent infringement litigations against the other generic manufacturers that are also part of *In re Nebivolol ('040) Patent Litigation.*

In July 2012, the Company was named as a defendant (along with FPI) in an action brought by Megan Barrett, Lindsey Houser, Jennifer Jones, and Jennifer Seard, former Company Sales Representatives, in the U.S. District Court for the Southern District of New York under the caption *"Megan Barrett et al. v. Forest Laboratories Inc. and Forest Pharmaceuticals, Inc."* In November 2012, Plaintiffs amended the complaint, adding six additional plaintiffs: Kimberly Clinton, Erin Eckenrode, Julie Smyth, Marie Avila, Andrea Harley, and Christy Lowder, all of whom alleged that they are current or former Company Sales Representatives or Specialty Sales Representatives. In March 2013, Plaintiffs filed a second amended complaint, adding one additional plaintiff: Tracy Le, a current Company Sales Representative. The action is a putative class and collective action, and the second amended complaint alleges class claims under Title VII for gender discrimination with respect to pay and promotions, as well as discrimination on the basis of pregnancy, and a collective action claim under the Equal Pay Act. The proposed Title VII gender class includes all current and former female Sales Representatives (defined to include Territory Sales Representatives, Field Sales Representatives, Medical Sales Representatives, Professional Sales Representatives, Specialty Sales Representatives, Field Sales Trainers, and Regional Sales Trainers) employed by the Company throughout the U.S. from 2008 to the date of judgment, and the proposed Title VII pregnancy sub-class includes all current and former female Sales Representatives who have been, are, or will become pregnant while employed by the Company throughout the U.S. from 2008 to the date of judgment. The proposed Equal Pay Act collective action class includes current, former, and future female Sales Representatives who were not compensated equally to similarly-situated male employees during the applicable liability period. The second amended complaint also includes non-class claims on behalf of certain of the named Plaintiffs for sexual harassment and retaliation under Title VII, and for violations of the Family and Medical Leave Act. The Company filed a motion to dismiss certain claims on April 29, 2013. The Company believes there is no merit to Plaintiffs' claims and intends to vigorously defend this lawsuit. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against it, including the product liability cases described above, are without merit and the Company has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.



14. Income taxes:

The components of income before income tax expense were:

(In thousands) **Year Ended March 31,**	**2013**	**2012**	**2011**
U.S.	$(21,334)	$ 325,882	$ 330,511
Foreign	(23,524)	911,806	1,007,225
Income before income tax expense	$(44,858)	$1,237,688	$1,337,736

The provision for income taxes consists of the following:

(In thousands) **Year Ended March 31,**	**2013**	**2012**	**2011**
Current:			
U.S. federal	$20,134	$222,012	$162,020
State and local	(8,258)	26,984	23,574
Foreign	10,176	52,452	56,866
	22,052	301,448	242,460
Deferred:			
U.S.	(33,959)	(41,970)	45,997
Foreign	(848)	(848)	2,509
	(34,807)	(42,818)	48,506
	$(12,755)	$258,630	$290,966

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

(Percentage of income before income tax expense) **Year Ended March 31,**	**2013**	**2012**	**2011**
U.S. statutory rate	35.0 %	35.0 %	35.0 %
Effect of foreign operations	(88.8)	(16.1)	(17.9)
Research credit	46.0	(1.0)	(1.0)
State and local taxes, less federal tax benefit	(16.9)	1.4	1.1
Unrecognized tax benefit – audit settlement and statute expiration	54.7	0.0	0.0
Government investigation	0.0	0.0	2.1
Permanent differences and other items	(1.6)	1.6	2.5
	28.4 %	20.9 %	21.8 %

The Company's effective tax rate for fiscal years 2013, 2012 and 2011 is lower than the federal statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the U.S.

Net deferred income taxes relate to the following timing differences:

(In thousands)

March 31,	**2013**	**2012**
Inventory reserves	$ 42,924	$ 42,121
Receivable allowances and other reserves	37,169	33,912
Property, plant and equipment	(24,302)	(12,759)
Intangible assets	(255,260)	(278,853)
Carryforwards and credits	64,378	57,740
Accrued liabilities	65,193	56,821
Employee stock option tax benefits	41,726	39,953
Other (includes reserve for legal contingencies)	21,169	29,398
	(7,003)	(31,667)
Valuation allowance	(9,787)	(11,875)
Deferred taxes, net	$(16,790)	$(43,542)

The Company has federal, state and local net operating loss carryforwards as well as excess charitable contribution carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2013 and 2029. Although not material, valuation allowances have been established for a portion of deferred tax assets acquired as part of the Cerexa purchase as the Company determined that it was more likely than not that these benefits will not be realized.

At March 31, 2013, U.S. taxes have not been provided on approximately $6.3 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings are indefinitely reinvested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are expected to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company's income tax returns for fiscal years prior to 2003 in most jurisdictions and prior to 2007 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company's income tax returns for various post-2002 fiscal years, including the Internal Revenue Service. The Company has received a preliminary transfer pricing assessment from the IRS for fiscal years 2004, 2005 and 2006 and the matter likely will be settled within the next 12 months. If the Company were to agree to this preliminary assessment it would be within previously established tax reserves.



The Company has agreed with assessments from the New York State Department of Taxation and New York City Department of Finance for fiscal years 1999-2002 related to issues surrounding how the Company accounted for New York State and New York City corporation taxes on a combined basis. Such assessment resulted in additional New York State and New York City corporation tax within previously established tax reserves and did not have a material impact on the Company's results of operations.

As of March 31, 2013 the Company's Consolidated Balance Sheet reflects unrecognized tax benefits (UTBs) of $492.1 million of which $466.0 million would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of UTBs is as follows:

(In thousands)	2013	2012
Balance at beginning of period	$498,292	$426,398
Additions related to prior year positions	2,011	5,406
Reductions related to prior year positions	(1,630)	(874)
Reduction related to audit settlement	(7,806)	(13,177)
Reduction related to statute expiration	(11,500)	(6,530)
Additions related to current year positions	12,721	87,069
Balance as of March 31	$492,088	$498,292

The Company recorded interest related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal years ended March 31, 2013 and 2012, the Company recognized $14.8 million and $12.8 million of interest and penalties, respectively. Accrued interest related to UTBs totaled $75.2 million and $72.1 million as of March 31, 2013 and 2012, respectively.

It is anticipated that the amount of UTBs will not change significantly within the next 12 months.

15. Quarterly financial data (unaudited):

(In thousands)	Net sales	Gross profit	Net income (loss)	Diluted earnings per share
2013				
First quarter	$ 751,766	$583,543	$ 55,285	$0.21
Second quarter	692,017	542,294	20,777	0.08
Third quarter	677,967	524,656	(153,608)	(0.58)
Fourth quarter	783,186	605,360	45,443	0.17
2012				
First quarter	$1,104,135	$850,338	$258,137	$0.90
Second quarter	1,130,250	866,266	249,813	0.91
Third quarter	1,161,254	898,522	278,436	1.04
Fourth quarter	996,909	779,335	192,672	0.72



16. License and collaboration agreements:

The Company and Almirall, S.A. (Almirall) received FDA approval for Tudorza™ Pressair™ in July 2012, for the long-term maintenance treatment of bronchospasm associated with chronic obstructive pulmonary disease, including chronic bronchitis and emphysema. The Company licensed rights to aclidinium in the U.S. through an agreement with Almirall pursuant to which the Company made a milestone payment of $40 million which was due upon FDA approval. The milestone payment was capitalized as an intangible asset and will be amortized over the life of the patent for Tudorza Pressair.

On November 14, 2012, the Company announced an agreement with Adamas Pharmaceuticals, Inc. (Adamas) for the development and commercialization of a fixed dose combination (FDC) of Namenda XR™ (memantine HCl extended release) and donepezil HCl which will be a daily therapy for the treatment of moderate to severe dementia of the Alzheimer's type. Pursuant to the agreement, the Company made an upfront payment of $65 million during the quarter ended December 31, 2012 which was recorded in R&D expense. The Company may be obligated to pay up to $95 million in future milestones if development and commercialization efforts are successful. The Company will have exclusive commercialization rights for this FDC in the U.S.

On June 1, 2012, the Company announced an agreement with Nabriva for the development of Nabriva's novel antibacterial agent, BC-3781. Pursuant to the agreement, the Company provided funding of $25 million to Nabriva during July 2012, and will conduct, in collaboration with Nabriva, certain development activities related to BC-3781 over the twelve month period following the execution of the agreement. During the twelve-month period, the Company has the exclusive right to acquire Nabriva. The Company's decision to acquire Nabriva will be dependent upon certain contingencies. The Company recorded an asset of $25 million in connection with this agreement which is included within the 'Other assets' caption in the Balance Sheet.

Ironwood collaboration agreement

In September 2007, the Company entered into a collaboration agreement with Ironwood to jointly develop and commercialize Linzess™ for the treatment of irritable bowel syndrome with constipation (IBS-C) and chronic idiopathic constipation (CIC). Under the terms of the Ironwood collaboration agreement, the Company shares equally with Ironwood all profits and losses from the development and sale of linaclotide in the U.S. In addition, Forest obtained exclusive rights to the linaclotide license in Canada and Mexico, for which the Company will pay royalties to Ironwood based on net sales, subject to receiving regulatory approval.

The Company made non-refundable, up-front payments totaling $70 million to Ironwood. The agreement also included contingent milestone payments as well as a contingent equity investment based on the achievement of specific clinical and commercial milestones. As of March 31, 2013, payments totaling $230 million, relating mostly to development milestones, have been made. The Company may be obligated to pay up to an additional $100 million if certain sales milestones are achieved. The contingent equity investment required the Company to purchase $25 million of Ironwood's convertible preferred stock when a specific clinical milestone was met. This investment is classified within long-term marketable securities and recorded at fair value. The fair value of the investment at March 31, 2013 is $38.1 million.



In August 2012, the FDA approved Linzess as a once-daily treatment for adult men and women suffering from IBS-C or CIC. Pursuant to the Ironwood collaboration agreement, the Company made a milestone payment of $85 million to Ironwood which was due upon FDA approval. The milestone payment was capitalized as an intangible asset and will be amortized over the life of the patent for Linzess.

For the year ended March 31, 2013, Linzess sales in the U.S. totaled $23.7 million.

Based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance, the Company records receipts from and payments to Ironwood in two pools; the Development pool which consists of R&D expenses and the Commercialization pool which consists of revenue, cost of sales and SG&A expenses. The net payment or receipt from Ironwood for the Commercialization pool is recorded in SG&A and the net payment or receipt for the Development pool is recorded in R&D.



The following illustrates activity related to the Ironwood collaboration agreement for the periods presented:

	Year ended March 31,		
(In thousands)	**2013**	**2012**	**2011**
Revenue			
Net Sales of Linzess	$23,728	$ --	$ --
Cost of sales			
Cost of sales of Linzess	1,010	--	--
SG&A			
Payment to/ (receipt from) Ironwood for the Commercialization pool	(39,244)	(2,425)	724
R&D			
Payment to/ (receipt from) Ironwood for the Development pool	(4,368)	2,884	19,610

moksha8 agreements

On October 22, 2012, the Company announced an agreement with moksha8, a privately-held pharmaceutical company which markets products in Latin America. The agreement includes an exclusive license from Forest to moksha8 to commercialize Viibryd, and potentially other Forest products, in Latin America. In addition, the Company will provide up to $125 million in debt financing to moksha8 in several tranches over a two-year period, conditioned upon moksha8 achieving certain business goals, of which $82.7 million was funded as of March 31, 2013. The Company recorded assets totaling $82.7 million in connection with this agreement which are included within the 'Other assets' caption in the Balance Sheet. The loan is collateralized by the assets of moksha8. At the conclusion of this two-year period, the Company will have the option to acquire moksha8 in a merger transaction at a fixed price of $157 million. At such time, moksha8 shareholders will have the ability to put to Forest all interests of moksha8 at a fixed price of $144 million, provided that moksha8 has achieved certain business objectives.

The balances recorded in the Company's consolidated Balance Sheet in connection with the agreements with moksha8 are as follows:

	March 31,	
(In thousands)	**2013**	**2012**
Value of call/put option	$10,700	$ --
Loan receivable	72,000	--



17. Business combinations:

On April 13, 2011, the Company acquired Clinical Data, a specialty pharmaceutical company, for $30 per share, plus contingent consideration, per a Contingent Value Rights agreement (CVR) of up to $6 per share if certain milestones connected to sales of Viibryd, one of the acquired products, are achieved. The acquisition was consummated by a wholly-owned subsidiary of the Company through a tender offer and merger, pursuant to which the Company acquired all of the outstanding shares of common stock of Clinical Data and all related securities.

The Company fully integrated the operations of Clinical Data into its existing structure. The aggregate consideration paid was approximately $1.3 billion, which the Company financed with existing cash.

The CVR may require consideration to be paid by the Company in the form of milestone payments connected to sales of Viibryd as follows:

- $1 per share if U.S. net sales of Viibryd, over four consecutive fiscal quarters within the first 5 years from the date of the close, reach or exceed $800 million,
- $2 per share if U.S. net sales of Viibryd, over four consecutive fiscal quarters within the first 6 years from the date of the close, reach or exceed $1.1 billion and;
- $3 per share if U.S. net sales of Viibryd, over four consecutive fiscal quarters within the first 7 years from the date of the close, reach or exceed $1.5 billion.

The approximate range of undiscounted amounts the Company may be required to pay under the CVR is between zero and $275 million. The fair value of the contingent consideration recognized at the acquisition date was approximately $25 million. The Company determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors including:

- estimated net sales projections
- the probability of success for sales milestones for Viibryd; and
- the risk adjusted discount rate for fair value measurement

The fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of the contingent consideration are recorded in earnings. During the fourth quarter of fiscal 2013, the Company determined the fair value of the contingent consideration to be zero. This resulted in an adjustment of $25.2 million which is included in SG&A expense.

As a result of our acquisition, we obtained a license agreement with Merck KGaA under which we have the exclusive worldwide rights to develop and market Viibryd (vilazodone HCl), an antidepressant developed by Clinical Data for the treatment of adults with major depressive disorder. Viibryd was approved by the FDA for this indication in January 2011.

The following table summarizes the fair values of the assets acquired, including goodwill and intangible assets, and liabilities assumed as of the acquisition date:

(In thousands)

Asset acquired/liability assumed	**Fair value at acquisition date**
Cash	$ 14,214
Inventory	8,919
Prepaid and other current assets	1,208
Property, plant and equipment	906
Other assets	8,650
Short term debt	(725)
Accounts payable	(11,391)
Accrued expenses	(25,059)
Deferred tax liabilities	(371,764)
Acquired contingent acquisition liabilities	(11,000)
Intangible assets	990,000
Goodwill	698,126
Total net assets acquired	$1,302,084
Cash paid	$1,276,865
Fair value of contingent consideration	25,219
Total purchase price	$1,302,084

Acquired goodwill included the combined synergies of the purchased business, the assembled workforce and the broadening of the Company's antidepressant portfolio, a therapeutic area in which the Company has extensive experience.

In Viibryd, the Company obtained a newly approved product that joined the Company's portfolio of products, and which contributed to offsetting the expiration of the patent for Lexapro. Sales of Lexapro accounted for approximately 48% of the Company's net sales in fiscal 2012. Lexapro faced generic competition as a result of its patent expiration in March 2012. Sales of Lexapro accounted for approximately 7% of the Company's net sales in fiscal 2013. In addition, the Company gained access to Clinical Data's earlier stage development projects in various therapeutic areas. The intangible asset recorded at acquisition relates to Viibryd, which will be amortized over 12 years reflecting the life of a patent that covers Viibryd that expires in fiscal 2023. None of the goodwill was deductible for tax purposes. The carrying amount of the goodwill at the end of the fiscal 2013 was $698.1 million.



Stock Market Information

Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2013 is available to stockholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

NYSE Certification

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2013. We have also filed with the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock ExchangeListed Company Manual for the fiscal year ended March 31, 2012.

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April - June 2011	40.52	32.05
July - September 2011	40.35	30.26
October - December 2011	32.66	28.47
January - March 2012	35.06	30.09
April - June 2012	35.75	32.71
July - September 2012	37.31	31.28
October - December 2012	37.70	31.71
January - March 2013	38.45	35.14

As of May 22, 2013 there were 926 stockholders of record of the Company's common stock.

Comparison of 5 Year Cumulative Total Return*

Among Forest Laboratories, Inc., the S&P 500 Index, and the S&P Pharmaceuticals Index

The following graph compares the cumulative 5-Year total return to stockholders on Forest Laboratories, Inc.'s common stock relative to the cumulative total returns of the S&P 500 index and the S&P Pharmaceuticals index. The graph assumes that the value of the investment in the Company's common stock and in each of the indexes (including reinvestment of dividends) was $100 on 3/31/2008 and tracks it through 3/31/2013.


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/08
3/09
3/10
3/11
3/12
3/13
Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals

*$100 invested on 3/31/08 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.



Officers

Corporate

Howard Solomon
Chairman & Chief Executive Officer & President

Elaine Hochberg
Executive Vice President &
Chief Commercial Officer

Francis I. Perier, Jr.
Executive Vice President - Finance & Administration
and Chief Financial Officer

Jerome Lynch
Senior Vice President - Sales

William J. Meury
Senior Vice President - Global Commercial
& U.S. Marketing

David F. Solomon
Senior Vice President - Corporate Development &
Strategic Planning

Marco Taglietti, M.D.
Senior Vice President - Research & Development
President, Forest Research Institute

Kevin Walsh
Senior Vice President & Director
of Operations

Herschel S. Weinstein
Senior Vice President - General Counsel &
Corporate Secretary

Wael Fayad
Vice President -
Global Business Development

Ralph Kleinman
Vice President - Corporate Tax & Treasury

Frank Murdolo
Vice President - Investor Relations

Sally Paull
Vice President - Human Resources

Rita Weinberger
Vice President - Controller
& Principal Accounting Officer

Joseph Zimmerman
Vice President & Chief of Compliance

Subsidiary

Paul C. Grint, M.D.
President
Cerexa

Michael F. Baker
Executive Vice President -
Trade Sales & Development
Forest Pharmaceuticals

Gavin R. Corcoran, M.D., FACP
Executive Vice President -
Global Medicines Development
Forest Research Institute

Robert Jackson
Executive Vice President -
Global Manufacturing
Forest Pharmaceuticals

Gerard J. Azzari
Senior Vice President - Sales Excellence &
Global Integration
Forest Pharmaceuticals

June Bray, R.Ph., MBA
Senior Vice President - Regulatory Affairs
Forest Research Institute

Mark Devlin
Senior Vice President -
Managed Markets, Government & Policy
Forest Pharmaceuticals



Officers

Monica H. Fencik
Senior Vice President -
Corporate Project Management & Scientific Assessments
Forest Research Institute

C. Douglas Glidewell
Senior Vice President - Finance
Forest Pharmaceuticals

Terrill J. Howell
Senior Vice President - Operations
Forest Pharmaceuticals

Thomas Nee
Senior Vice President - Global Commercial
Assessments & Market Research
Forest Pharmaceuticals

Ulo Palm, M.D., Ph.D.
Senior Vice President - Clinical
Operations & Biometrics
Forest Research Institute

Charles S. Ryan, Ph.D.
Senior Vice President - Chief Intellectual
Property Counsel
Forest Research Institute

Srinivas Vangala
Senior Vice President - Informatics
Forest Pharmaceuticals

Nancy Barnett
Vice President - Marketing Services
Forest Pharmaceuticals

Mariette Boerstoel-Streefland, M.D.
Vice President - Global Drug Safety and
Chief Safety Officer
Forest Research Institute

Sarah Boyce
Vice President -
International Strategy & Operations
Forest Pharmaceuticals

Diarmuid Burke
Vice President - Global Healthcare and
European Finance & Administration
Forest Europe

Cara Cassino, M.D.
Vice President -
Clinical Development & Medical Affairs
Respiratory & Gastroenterology
Forest Research Institute

Ian A. Critchley, Ph.D.
Vice President - Clinical Microbiology
Cerexa

H. David Friedland, M.D.
Vice President - Clinical Development & Medical Affairs
Cerexa

Philip Hornick, M.D., Ph.D.
Vice President -
Clinical Development & Medical Affairs
Cardiovascular & Metabolic
Forest Research Institute

Christoph Haas
Vice President -
Global Product Transfer
Forest Research Institute

Parviz Ghahramani, Ph.D
Vice President - Experimental Medicine & Science
Forest Research Institute

Teri Kalish
Vice President - Marketing
Forest Pharmaceuticals

Jonathan D. Lee
Vice President - Development Operations
Cerexa

Shashank Mahashabde, Ph.D.
Vice President - Pharmaceutical R&D
Forest Research Institute



Officers

Christopher McDonnell
Vice President - Research Informatics
Forest Research Institute

John Mellars
Vice President - Informatics Infrastructure
Forest Pharmaceuticals

Carolyn Myers
Vice President - CNS Marketing
Forest Pharmaceuticals

Ellen Reilly
Vice President - Informatics Business Operations
Forest Pharmaceuticals

Patrick Retif
Vice President -
Informatics Sales & Marketing
Forest Pharmaceuticals

Kira Schwartz
Vice President - Associate General Counsel
Forest Pharmaceuticals

Pascal Waucquez
Vice President & General Manager
Forest Pharmaceuticals Europe

Hongie Zheng, Ph.D.
Vice President - Statistical Science & Programming
Forest Research Institute

Directors

Nesli Basgoz, M.D.
Associate Chief for Clinical Affairs
Massachusetts General Hospital

Christopher J. Coughlin
Former Executive Vice President &
Chief Financial Officer
Tyco International

Kenneth E. Goodman
Private Investor

Vincent J. Intrieri
Senior Managing Director
Icahn Capital LP

Pierre Legault
Executive Chairman
NephroGenex

Gerald M. Lieberman
Former President, Chief Operating Officer &
Member of the Board of Alliance Bernstein

Lawrence S. Olanoff, M.D., Ph.D.
Special Advisor to the President
for Corporate Affairs
Medical University of South Carolina

Lester B. Salans, M.D.
Clinical Professor
Mount Sinai Medical School
Industry Consultant

Brenton L. Saunders
Chief Executive Officer
Bausch + Lomb

Howard Solomon

Peter J. Zimetbaum, M.D.
Director of Clinical Cardiology
Beth Israel Deaconess Medical Center

Independent Registered Public Accountants

BDO USA, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:
Computershare
480 Washington Boulevard
Jersey City, NJ 07310-2053
Telephone: 1-800-313-9450


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C018101



Forest Laboratories, Inc.

909 THIRD AVENUE, NEW YORK, NY 10022-4731
WWW.FRX.COM